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Exhibit 99.1

Third Quarter Report 2017

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2017

This Management's Discussion and Analysis ("MD&A") dated October 26, 2017 of Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") should be read in conjunction with the Company's condensed interim consolidated financial statements for the three and nine months ended September 30, 2017 that were prepared in accordance with International Accounting Standard 34 Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB"). This MD&A should also be read in conjunction with the MD&A and consolidated financial statements included in the Company's Annual Report on Form 40-F for the year ended December 31, 2016 (the "Form 40-F"), prepared in accordance with IFRS. The condensed interim consolidated financial statements and this MD&A are presented in United States dollars ("US dollars", "$" or "US$") and all units of measurement are expressed using the metric system, unless otherwise specified. Certain information in this MD&A is presented in Canadian dollars ("C$"), Mexican pesos or European Union euros ("Euros" or "€"). Additional information relating to the Company, including the Company's Annual Information Form for the year ended December 31, 2016 (the "AIF"), is available on the Canadian Securities Administrators' (the "CSA") SEDAR website at www.sedar.com.

Business Overview

        Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957. The Company's operating mines are located in Canada, Mexico and Finland, with exploration and development activities in Canada, Europe, Latin America and the United States. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.

        Agnico Eagle earns a significant proportion of its revenue and cash flow from the production and sale of gold in both dore bar and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of by-product metals, primarily silver, zinc and copper.

        Agnico Eagle's operating mines and development projects are located in what the Company believes to be politically stable countries that are supportive of the mining industry. The political stability of the regions in which Agnico Eagle operates helps to provide confidence in its current and future prospects and profitability. This is important for Agnico Eagle as it believes that many of its new mines and recently acquired mining projects have long-term mining potential.

Financial and Operating Results

Balance Sheet Review

        Total assets as at September 30, 2017 of $7,875.2 million increased by $767.2 million compared with total assets of $7,108.0 million as at December 31, 2016. Cash and cash equivalents increased by $315.5 million to $855.5 million between December 31, 2016 and September 30, 2017 primarily due to cash provided by operating activities of $600.6 million, the issuance of $300.0 million guaranteed senior unsecured notes and $222.0 million in net proceeds from common shares issued, partially offset by $577.9 million in capital expenditures, a principal repayment of $115.0 million guaranteed senior unsecured notes and $55.8 million in dividends paid during the first nine months of 2017. Inventories increased to $511.3 million at September 30, 2017 compared with $443.7 million at December 31, 2016 primarily due to a $38.1 million increase in supplies and fuel inventory in Nunavut as a result of the summer barge season. Available-for-sale securities increased from $92.3 million at December 31, 2016 to $123.2 million at September 30, 2017 due to $43.4 million in new investments, partially offset by $5.1 million in unrealized fair value losses, $7.2 million in impairment losses and $0.2 million in disposals during the first nine months of 2017. Other current assets increased from $136.8 million at December 31, 2016 to $175.0 million at September 30, 2017 primarily due to a $17.8 million increase in other taxes recoverable and a $12.2 million increase in prepaid expenses. Property, plant and mine development increased from $5,106.0 million at December 31, 2016 to $5,389.3 million at September 30, 2017 primarily due to

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2017

additions capitalized to property, plant and mine development of $677.7 million, partially offset by amortization expense of $379.3 million during the first nine months of 2017.

        Total liabilities increased to $2,955.6 million at September 30, 2017 from $2,615.5 million at December 31, 2016 primarily due to the issuance of $300.0 million guaranteed senior unsecured notes and a $154.5 million increase in accounts payable and accrued liabilities, partially offset by a $115.0 million principal repayment of guaranteed senior unsecured notes. A $154.5 million increase in accounts payable and accrued liabilities between December 31, 2016 and September 30, 2017 was primarily due to expenditures related to the summer barge shipping season to Nunavut and the impact of a stronger Canadian dollar relative to the US dollar. Agnico Eagle's reclamation provision increased by $32.3 million between December 31, 2016 and September 30, 2017 primarily due to the re-measurement of the Company's reclamation provisions by applying updated expected cash flows and assumptions at September 30, 2017. Agnico Eagle's net income taxes payable position of $35.1 million at December 31, 2016 was reduced during the first nine months of 2017 by payments to tax authorities in excess of the year to date current tax provision, resulting in a net income taxes payable position of $20.1 million at September 30, 2017.

Fair Value of Derivative Financial Instruments

        The Company occasionally enters into contracts to limit the risk associated with decreased by-product metal prices, increased foreign currency costs (including capital expenditures) and input costs. The contracts act as economic hedges of underlying exposures and are not held for speculative purposes. Agnico Eagle does not currently use complex derivative contracts to hedge exposures. The fair value of the Company's derivative financial instruments is outlined in the financial instruments note to the condensed interim consolidated financial statements.

Results of Operations

        Agnico Eagle reported net income of $71.0 million, or $0.31 per share, in the third quarter of 2017 compared with net income of $49.4 million, or $0.22 per share, in the third quarter of 2016. Agnico Eagle reported adjusted net income of $66.5 million, or $0.29 per share, in the third quarter of 2017 compared with adjusted net income of $53.4 million, or $0.24 per share, in the third quarter of 2016. For a reconciliation of adjusted net income to net income as presented in the condensed interim consolidated statements of income and comprehensive income in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

        In the third quarter of 2017, the operating margin (revenues from mining operations less production costs) of $317.8 million decreased compared to $333.5 million in the third quarter of 2016 primarily due to a 3.8% decrease in the realized price of gold and a 13.3% decrease in the realized price of silver, partially offset by a 5.5% decrease in production costs between periods. Gold production increased to 454,362 ounces in the third quarter of 2017 compared with 416,187 ounces in the third quarter of 2016 primarily due to a 31.3% and 23.0% higher gold grade between periods at the LaRonde and Meadowbank mines, respectively. Cash provided by operating activities amounted to $194.1 million in the third quarter of 2017 compared with $282.9 million in the third quarter of 2016. Total weighted average cash costs per ounce of gold produced amounted to $546 on a by-product basis and $623 on a co-product basis in the third quarter of 2017 compared with $575 on a by-product basis and $652 on a co-product basis in the third quarter of 2016. For a reconciliation of total cash costs per ounce of gold produced on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues) to production costs as presented in the condensed interim consolidated statements of income and comprehensive income in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2017

        Agnico Eagle reported net income of $208.8 million, or $0.91 per share, in the nine months ended September 30, 2017 compared with net income of $96.2 million, or $0.43 per share, in the nine months ended September 30, 2016. Agnico Eagle reported adjusted net income of $185.4 million, or $0.81 per share, in the first nine months of 2017 compared with adjusted net income of $105.0 million, or $0.47 per share, in the first nine months of 2016. For a reconciliation of adjusted net income to net income as presented in the condensed interim consolidated statements of income and comprehensive income in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

        In the first nine months of 2017, the operating margin (revenues from mining operations less production costs) increased to $907.2 million from $862.2 million in the first nine months of 2016 primarily due to a 3.4% increase in gold ounces sold between periods and higher realized sales prices for zinc and copper between periods. Gold production increased to 1,300,321 ounces in the first nine months of 2017 compared with 1,236,455 ounces in the first nine months of 2016 primarily due to a 25.2% and 15.9% higher gold grade between periods at the Meadowbank and LaRonde mines, respectively. Partially offsetting the overall increase in gold production between the first nine months of 2017 and the first nine months of 2016 was a 19.1% decrease in gold production at the Lapa mine primarily due to an 14.0% decrease in tonnes of ore milled between periods as it approaches the end of operations. Cash provided by operating activities amounted to $600.6 million in the first nine months of 2017 compared with $658.0 million in the first nine months of 2016. Total weighted average cash costs per ounce of gold produced amounted to $547 on a by-product basis and $622 on a co-product basis in the first nine months of 2017 compared with $580 on a by-product basis and $649 on a co-product basis in the first nine months of 2016. For a reconciliation of total cash costs per ounce of gold produced on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues) to production costs as presented in the condensed interim consolidated statements of income and comprehensive income in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2017

        The table below sets out variances in the key drivers of net income for the three and nine months ended September 30, 2017 compared with the three and nine months ended September 30, 2016:

(millions of United States dollars)	Three Months Ended September 30, 2017 vs. Three Months Ended September 30, 2016	Nine Months Ended September 30, 2017 vs. Nine Months Ended September 30, 2016
(Decrease) increase in gold revenue	$(25.1)	$30.0
Decrease in silver revenue	(7.2)	(0.8)
Increase in net copper revenue	—	2.7
Increase in net zinc revenue	1.4	6.5
Change in production costs due to effects of foreign currencies	(7.9)	2.5
Decrease in production costs	23.0	4.1
(Increase) decrease in exploration and corporate development expenses	(5.5)	1.4
Decrease in amortization of property, plant and mine development	43.2	82.5
Increase in general and administrative expenses	(6.5)	(15.9)
Increase in impairment loss on available-for-sale securities	(1.4)	(7.2)
Increase in finance costs	(0.6)	(3.0)
Change in gain on derivative financial instruments	7.9	12.1
Change in gain on sale of available-for-sale securities	(1.5)	(3.3)
Change in environmental remediation costs	(0.5)	5.3
Change in non-cash foreign currency translation	(1.8)	7.0
Decrease (increase) in income and mining taxes	4.5	(13.7)
Other	(0.5)	2.4

Total net income variance	$21.5	$112.6

Three Months Ended September 30, 2017 vs. Three Months Ended September 30, 2016

        Revenues from mining operations decreased to $580.0 million in the third quarter of 2017 compared with $610.9 million in the third quarter of 2016 primarily due to a 3.8% decrease in the realized price of gold and a 13.3% decrease in the realized price of silver. In addition, sales volume decreased by 0.6% and 15.8% for gold and silver, respectively, due to timing of inventory.

        Production costs were $262.2 million in the third quarter of 2017, a 5.5% decrease compared with $277.4 million in the third quarter of 2016 primarily due to decreased costs at the LaRonde and Pinos Altos mines due to the timing of inventory. Partially offsetting the total decrease in production costs between the third quarter of 2016 and the third quarter of 2017 was the impact of a stronger Mexican peso, Canadian dollar, and Euro relative to the US dollar.

        Weighted average total cash costs per ounce of gold produced decreased to $546 on a by-product basis and $623 on a co-product basis in the third quarter of 2017 compared with $575 on a by-product basis and $652 on a co-product basis in the third quarter of 2016 primarily due to increased gold production as a result of higher gold grades at the LaRonde, Meadowbank and Canadian Malartic mines. For a reconciliation of total cash costs per ounce of gold produced on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues) to production costs as presented in the condensed interim consolidated statements of income and comprehensive income in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2017

        Exploration and corporate development expenses increased to $50.1 million in the third quarter of 2017 compared with $44.6 million in the third quarter of 2016 primarily due to an increase in spending at the Amaruq project.

        Amortization of property, plant and mine development decreased by $43.2 million to $118.3 million between the third quarter of 2016 and the third quarter of 2017 primarily due to an increase in the proven and probable mineral reserves and the mineral resources included in the current life-of-mine plans at the Meadowbank (Amaruq satellite deposit) and La India mines. In addition, amortization decreased at the Lapa mine as it reaches the end of its mine life.

        General and administrative expense increased to $28.0 million during the third quarter of 2017 compared with $21.5 million during the third quarter of 2016 primarily due to increased compensation and benefits expenses between periods.

        Impairment losses on certain available-for-sale securities of $1.4 million were recorded during the third quarter of 2017 compared with nil during the third quarter of 2016. Impairment loss evaluations of available-for-sale securities are based on whether a decline in fair value is considered to be significant or prolonged.

        During the third quarter of 2017, there was a non-cash foreign currency translation loss of $4.3 million attributable to a strengthening of the Canadian dollar and European Euro versus the US dollar at September 30, 2017 relative to June 30, 2017 on the Company's net monetary liabilities denominated in foreign currencies. A non-cash foreign currency translation loss of $2.5 million was recorded during the comparative third quarter of 2016.

        In the third quarter of 2017, the Company recorded income and mining taxes expense of $34.0 million on income before income and mining taxes of $105.0 million, resulting in an effective tax rate of 32.4%. In the third quarter of 2016, the Company recorded income and mining taxes expense of $38.5 million on income before income and mining taxes of $87.9 million, resulting in an effective tax rate of 43.8%. The decrease in the effective tax rate between the third quarter of 2016 and the third quarter of 2017 is due primarily to an increase in foreign exchange rate movements.

        There are a number of factors that can significantly impact the Company's effective tax rate including varying rates in different jurisdictions, the non-recognition of certain tax assets, mining allowances and incentives, foreign currency exchange rate movements, changes in tax laws, the impact of specific transactions and assessments and the relative distribution of income in the Company's operating jurisdictions. As a result of these factors, the Company's effective tax rate is expected to continue to fluctuate significantly in future periods.

Nine Months Ended September 30, 2017 vs. Nine Months Ended September 30, 2016

        Revenues from mining operations increased to $1,677.4 million during the first nine months of 2017 compared with $1,639.0 million during the first nine months of 2016 primarily due to a 3.4% increase in gold sales volume and a 92.1% increase in zinc sales volume.

        Production costs were $770.2 million during the first nine months of 2017, a 0.9% decrease compared with $776.8 million in the first nine months of 2016 primarily due to decreased costs at the LaRonde and Pinos Altos mines due to the timing of inventory. Partially offsetting the total decrease in production costs between the first nine months of 2016 and the first nine months of 2017 was higher contractor costs at the La India mine.

        Weighted average total cash costs per ounce of gold produced decreased to $547 on a by-product basis and $622 on a co-product basis during the first nine months of 2017 compared with $580 on a by-product basis and $649 on a co-product basis during the first nine months of 2016 primarily due to increased gold production as a result of higher gold grades at the LaRonde, Meadowbank and Canadian Malartic mines. This was partially offset by lower throughput levels and gold grades processed at the Lapa mine as it reaches the end of its mine

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2017

life. For a reconciliation of total cash costs per ounce of gold produced on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues) to production costs as presented in the condensed interim consolidated statements of income and comprehensive income in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

        Exploration and corporate development expenses decreased to $109.7 million during the first nine months of 2017 compared with $111.1 million during the first nine months of 2016 primarily due to a decrease in spending at the Amaruq project, partially offset by an increase in spending at the Barsele project.

        Amortization of property, plant and mine development decreased by $82.5 million to $379.3 million between the first nine months of 2016 and the first nine months of 2017 primarily due to an increase in the proven and probable mineral reserves and the mineral resources included in the current life-of-mine plans at the Meadowbank (Amaruq satellite deposit) and La India mines. In addition, amortization decreased at the Lapa mine as it reaches the end of its mine life.

        General and administrative expense increased to $86.5 million during the first nine months of 2017 compared with $70.6 million during the first nine months of 2016 primarily due to increased compensation and benefits expenses between periods.

        Impairment losses on certain available-for-sale securities of $7.2 million were recorded during the first nine months of 2017 compared with nil in the first nine months of 2016. Impairment loss evaluations of available-for-sale securities are based on whether a decline in fair value is considered to be significant or prolonged.

        During the first nine months of 2017, there was a non-cash foreign currency translation loss of $7.8 million attributable to a strengthening of the Canadian dollar, Mexican peso and European Euro versus the US dollar at September 30, 2017 relative to December 31, 2016 on the Company's net monetary liabilities denominated in foreign currencies. A non-cash foreign currency translation loss of $14.8 million was recorded during the comparative first nine months of 2016.

        In the first nine months of 2017, the Company recorded income and mining taxes expense of $70.6 million on income before income and mining taxes of $279.4 million, resulting in an effective tax rate of 25.3%. In the first nine months of 2016, the Company recorded income and mining taxes expense of $56.9 million on income before income and mining taxes of $153.0 million, resulting in an effective tax rate of 37.2%. The decrease in the effective tax rate between the first nine months of 2016 and the first nine months of 2017 is due primarily to an increase in foreign exchange rate movements.

LaRonde mine

        At the LaRonde mine, gold production increased by 46.8% to 105,345 ounces in the third quarter of 2017 compared with 71,784 ounces in the third quarter of 2016, primarily due to an increase in throughput levels and higher gold grade ore being processed. Production costs at the LaRonde mine were $39.7 million in the third quarter of 2017, a decrease of 19.1% compared with production costs of $49.1 million in the third quarter of 2016 driven primarily by the timing of unsold concentrate inventory.

        Gold production increased by 15.3% to 256,347 ounces in the first nine months of 2017 compared with 222,280 ounces in the first nine months of 2016 at the LaRonde mine, primarily due to higher gold grade ore being processed. Production costs at the LaRonde mine were $130.7 million in the first nine months of 2017, a decrease of 3.5% compared with production costs of $135.4 million in the first nine months of 2016 driven primarily by the timing of unsold concentrate inventory.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2017

Lapa mine

        At the Lapa mine, gold production increased by 5.7% to 17,169 ounces in the third quarter of 2017 compared with 16,242 ounces in the third quarter of 2016, primarily due to higher gold grade ore being processed. Production costs at the Lapa mine were $12.1 million in the third quarter of 2017, which was consistent with production costs of $12.2 million in the third quarter of 2016.

        Gold production decreased by 19.1% to 48,410 ounces in the first nine months of 2017 compared with 59,865 ounces in the first nine months of 2016 at the Lapa mine, primarily due to a decrease in throughput levels and lower gold grade ore being processed. Production costs at the Lapa mine were $36.7 million in the first nine months of 2017, a 7.6% decrease compared with production costs of $39.7 million in the first nine months of 2016, driven primarily by the expected decrease in mill throughput as the mine approaches the end of operations.

Goldex mine

        At the Goldex mine, gold production decreased by 11.7% to 28,906 ounces in the third quarter of 2017 compared with 32,742 ounces in the third quarter of 2016, primarily due to lower gold grade ore being processed. Production costs at the Goldex mine were $17.7 million in the third quarter of 2017, an increase of 8.0% compared with production costs of $16.4 million in the third quarter of 2016 driven primarily by the strengthening of the Canadian dollar relative to the US dollar.

        Gold production decreased by 4.8% to 91,914 ounces in the first nine months of 2017 compared with 96,534 ounces in the first nine months of 2016 at the Goldex mine, primarily due to lower gold grade ore being processed. Production costs at the Goldex mine were $49.2 million in the first nine months of 2017, an increase of 2.5% compared with production costs of $48.0 million in the first nine months of 2016, driven primarily by the strengthening of the Canadian dollar relative to the US dollar.

Meadowbank mine

        At the Meadowbank mine, gold production increased by 19.4% to 86,821 ounces in the third quarter of 2017 compared with 72,731 ounces in the third quarter of 2016, primarily due to higher gold grade ore being processed. Production costs at the Meadowbank mine were $60.5 million in the third quarter of 2017, an increase of 1.2% compared with production costs of $59.7 million in the third quarter of 2016 driven primarily by a strengthening of the Canadian dollar relative to the US dollar.

        Gold production increased by 23.0% to 267,480 ounces in the first nine months of 2017 compared with 217,444 ounces in the first nine months of 2016 at the Meadowbank mine, primarily due to higher gold grade ore being processed. Production costs at the Meadowbank mine were $168.9 million in the first nine months of 2017, an increase of 1.3% compared with production costs of $166.7 million in the first nine months of 2016 driven primarily by a decrease of deferred stripping costs being capitalized.

Canadian Malartic mine

        Agnico Eagle and Yamana Gold Inc. ("Yamana") jointly acquired 100.0% of Osisko on June 16, 2014 by way of a statutory plan of arrangement (the "Osisko Arrangement"). As a result of the Osisko Arrangement, Agnico Eagle and Yamana each indirectly own 50.0% of Canadian Malartic Corporation ("CMC") and the Canadian Malartic General Partnership ("the Partnership" or "Canadian Malartic GP" or "CMGP"), which holds the Canadian Malartic mine in northwestern Quebec.

        At the Canadian Malartic mine, attributable gold production increased by 7.4% to 82,097 ounces in the third quarter of 2017 compared with 76,428 ounces in the third quarter of 2016 primarily due to an increase in throughput levels and higher gold grade ore being processed. Attributable production costs at the Canadian Malartic mine were $45.0 million in the third quarter of 2017, a decrease of 6.0% compared with production

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2017

costs of $47.9 million in the third quarter of 2016 driven primarily by an increase of deferred stripping costs being capitalized.

        Attributable gold production increased by 6.0% to 235,988 ounces in the first nine months of 2017 compared with 222,543 ounces in the first nine months of 2016 primarily due to an increase in throughput levels and higher gold grade ore being processed. Attributable production costs at the Canadian Malartic mine were $130.3 million in the first nine months of 2017, a decrease of 4.7% compared with production costs of $136.7 million in the first nine months of 2016 driven primarily by an increase in deferred stripping.

Kittila mine

        At the Kittila mine, gold production decreased by 8.1% to 50,415 ounces in the third quarter of 2017 compared with 54,835 ounces in the third quarter of 2016 primarily due to a decrease in throughput levels and lower gold grade ore being processed. Production costs at the Kittila mine were $37.8 million in the third quarter of 2017, an increase of 0.9% compared with production costs of $37.4 million in the third quarter of 2016 driven primarily by the strengthening of the Euro relative to the US dollar.

        Gold production was 149,192 ounces in the first nine months of 2017 which was consistent with 149,171 ounces in the first nine months of 2016 at the Kittila mine. Production costs at the Kittila mine were $110.1 million in the first nine months of 2017, an increase of 2.4% compared with production costs of $107.5 million million in the first nine months of 2016 driven primarily by timing of inventory.

Pinos Altos mine

        At the Pinos Altos mine, gold production decreased by 3.3% to 46,897 ounces in the third quarter of 2017 compared with 48,512 ounces in the third quarter of 2016 primarily due to lower gold grade ore being processed through the mill. Production costs at the Pinos Altos mine were $25.6 million in the third quarter of 2017, a decrease of 27.9% compared with production costs of $35.5 million in the third quarter of 2016 driven primarily by timing of inventory and lower materials costs.

        Gold production decreased by 3.9% to 140,453 ounces in the first nine months of 2017 compared with 146,087 ounces in the first nine months of 2016 at the Pinos Altos mine, due primarily to lower gold grade ore being processed through the mill. Production costs at the Pinos Altos mine were $78.0 million in the first nine months of 2017, a decrease of 11.5% compared with production costs of $88.1 million in the first nine months of 2016 driven primarily by timing of inventory and lower materials costs.

Creston Mascota deposit at Pinos Altos

        At the Creston Mascota deposit at Pinos Altos, gold production decreased by 8.9% to 11,054 ounces in the third quarter of 2017 compared with 12,134 ounces in the third quarter of 2016 primarily due to lower gold recoveries between periods, partially offset by an increase in the tonnes of ore processed. Production costs at the Creston Mascota deposit at Pinos Altos were $7.8 million in the third quarter of 2017, an increase of 11.7% compared with production costs of $7.0 million in the third quarter of 2016 driven primarily by higher contractor costs.

        Gold production decreased by 4.7% to 34,372 ounces in the first nine months of 2017 compared with 36,083 ounces in the first nine months of 2016 at the Creston Mascota deposit at Pinos Altos primarily due to lower gold recoveries, partially offset by an increase in tonnes processed. Production costs at the Creston Mascota deposit at Pinos Altos were $22.2 million in the first nine months of 2017, an increase of 14.2% compared with production costs of $19.4 million in the first nine months of 2016 driven primarily by higher contractor costs.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2017

La India mine

        At the La India mine, gold production decreased by 18.3% to 25,143 ounces in the third quarter of 2017 compared with 30,779 ounces in the third quarter of 2016 primarily due to lower gold grade ore being processed. Production costs at the La India mine were $16.0 million in the third quarter of 2017, an increase of 31.4% compared with production costs of $12.2 million in the third quarter of 2016 driven primarily by higher contractor costs and the timing of inventory.

        Gold production decreased by 12.5% to 75,650 ounces in the first nine months of 2017 compared with 86,448 ounces in the first nine months of 2016 primarily due to lower gold grade ore being processed. Production costs at the La India mine were $44.1 million in the first nine months of 2017, an increase of 25.5% compared with production costs of $35.1 million in the first nine months of 2016 driven primarily by higher contractor costs and the timing of inventory.

Liquidity and Capital Resources

        As at September 30, 2017, the Company's cash and cash equivalents, short-term investments and current restricted cash totaled $866.1 million compared with $548.8 million at December 31, 2016. The Company's policy is to invest excess cash in highly liquid investments of the highest credit quality to reduce risks associated with these investments. Such investments with remaining maturities of greater than three months and less than one year at the time of purchase are classified as short-term investments. Decisions regarding the length of maturities are based on cash flow requirements, rates of return and various other factors.

        Working capital (current assets less current liabilities) increased to $1,264.9 million at September 30, 2017 compared with $806.6 million at December 31, 2016.

Operating Activities

        Cash provided by operating activities decreased to $194.1 million in the third quarter of 2017 compared with $282.9 million in the third quarter of 2016. Operating cash flows decreased primarily due to lower realized prices for gold and silver along with a 12.2% increase in exploration expenditures between periods.

        Cash provided by operating activities decreased to $600.6 million in the first nine months of 2017 compared with $658.0 million in the first nine months of 2016. Operating cash flows decreased primarily due to lower realized prices for gold and silver, and less favourable working capital changes between periods.

Investing Activities

        Cash used in investing activities increased to $265.6 million in the third quarter of 2017 compared with $142.7 million in the third quarter of 2016 primarily due to a $131.4 million increase in capital expenditures between periods. The increase in capital expenditures between periods is mainly attributable to construction expenditures incurred in the third quarter of 2017 related to the Meliadine project.

        In the third quarter of 2017, the Company purchased $7.0 million in available-for-sale securities and other investments compared with $9.6 million in the third quarter of 2016. In the third quarter of 2017, the Company received net proceeds of $0.1 million from the sale of available-for-sale securities and other investments compared with $2.2 million in the third quarter of 2016. The Company's investments in available-for-sale securities consist primarily of investments in common shares of entities in the mining industry.

        Cash used in investing activities increased to $622.7 million in the first nine months of 2017 compared with $372.9 million in the first nine months of 2016 primarily due to a $24.1 million increase in the purchase of available-for-sale securities and other investments and a $228.4 million increase in capital expenditures between periods. The increase in capital expenditures between periods is mainly attributable to construction expenditures incurred in the first nine months of 2017 related to the Meliadine project.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2017

        In the first nine months of 2017, the Company purchased $43.4 million in available-for-sale securities and other investments compared with $19.4 million in the first nine months of 2016. In the first nine months of 2017, the Company received net proceeds of $0.3 million from the sale of available-for-sale securities and other investments compared with $9.5 million in the first nine months of 2016.

        On June 14, 2017, the Company completed the purchase of 4,356,000 common shares of White Gold Corporation ("White Gold") pursuant to a private placement. The Company paid C$2.01 per White Gold common share, for total consideration of approximately C$8.8 million. Upon the closing of the transaction, Agnico Eagle held approximately 19.93% of the issued and outstanding common shares of White Gold on a non-diluted basis.

        On June 9, 2017, the Company completed the purchase of 10,120,000 common shares of Candelaria Mining Corporation ("Candeleria") pursuant to a private placement. The Company paid C$0.965 per Candelaria common share, for total consideration of approximately C$9.8 million. Upon the closing of the transaction, Agnico Eagle held approximately 9.95% of the issued and outstanding common shares of Candelaria on a non-diluted basis.

        On March 8, 2017, the Company completed the purchase of 38,100,000 common shares of GoldQuest Mining Corporation ("GoldQuest") pursuant to a private placement. The Company paid C$0.60 per GoldQuest common share, for total consideration of approximately C$22.9 million. Upon the closing of the transaction, Agnico Eagle held approximately 15.0% of the issued and outstanding common shares of GoldQuest on a non-diluted basis.

        On February 28, 2017, the Company completed the purchase of 14,420,000 common shares of Otis Gold Corporation ("Otis") pursuant to a private placement. The Company paid C$0.35 per Otis common share, for total consideration of approximately C$5.0 million. Upon the closing of the transaction, Agnico Eagle held approximately 9.95% of the issued and outstanding common shares of Otis on a non-diluted basis.

Financing Activities

        Cash used in financing activities was $12.1 million in the third quarter of 2017 compared with cash provided by financing activities of $11.8 million in the third quarter of 2016 primarily due to a $29.3 million decrease in proceeds on employee stock option plan exercises, partially offset by a $3.3 million decrease in dividend payments between periods.

        Cash provided by financing activities increased to $339.3 million in the first nine months of 2017 compared with $209.7 million in the first nine months of 2016 primarily due to a $195.7 million increase in net proceeds from the issuance of common shares and a $150.0 million decrease in the net repayment of long-term debt, partially offset by a $155.8 million decrease in proceeds on employee stock option plan exercises and a $50.0 million decrease in notes issuances between periods.

        The Company issued common shares for net proceeds of $6.9 million in the third quarter of 2017 and $35.6 million in the third quarter of 2016 attributable to employee stock option plan exercises, issuances under the incentive share purchase plan and the dividend reinvestment plan. Net proceeds from the issuance of common shares amounted to $256.8 million in the first nine months of 2017 attributable to an equity issuance directly to one institutional investor, employee stock option plan exercises, issuances under the incentive share purchase plan and the dividend reinvestment plan. Net proceeds from the issuance of common shares amounted to $216.9 million in the first nine months of 2016 attributable to the issuance of flow-through common shares, employee stock option plan exercises, issuances under the incentive share purchase plan and the dividend reinvestment plan.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2017

        Agnico Eagle's indirect attributable interest in the debt obligations of Canadian Malartic GP included a secured loan facility (the "CMGP Loan"). The final scheduled repayment of C$20.0 million was made on June 30, 2017, resulting in attributable outstanding principal of nil.

        On May 5, 2017, the Company closed a $300.0 million private placement of guaranteed senior unsecured notes (the "2017 Notes") which were funded on June 29, 2017. Upon issuance, the 2017 Notes had a weighted average maturity of 10.9 years and weighted average yield of 4.67%. Proceeds from the 2017 Notes were for working capital and general corporate purposes.

        On July 26, 2017, Agnico Eagle declared a quarterly cash dividend of $0.10 per common share paid on September 15, 2017 to holders of record of the common shares of the Company on September 1, 2017. Agnico Eagle has declared a cash dividend every year since 1983. In the third quarter of 2017, the Company paid dividends of $17.6 million, a decrease of $3.3 million compared to $20.9 million paid in the third quarter of 2016. In the first nine months of 2017, the Company paid dividends of $55.8 million, an increase of $4.7 million compared to $51.1 million paid in the first nine months of 2016. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Board and will be subject to factors such as income, financial condition and capital requirements.

        On April 7, 2017, the Company repaid $115.0 million of the guaranteed senior unsecured notes that were issued on April 7, 2010 (the "2010 Notes") with an annual interest rate of 6.13%. As at September 30, 2017, the amount of the 2010 Notes that remains outstanding is $485.0 million.

        On March 31, 2017, the Company issued 5,003,412 common shares to an institutional investor in the United States at a price of $43.97 per common share, for gross proceeds of approximately $220.0 million. Transaction costs of $6.7 million resulted in net proceeds of $213.3 million.

        On October 25, 2017, the Company amended its $1.2 billion Credit Facility (the "Credit Facility") to extend the maturity date from June 22, 2021 to June 22, 2022. As at September 30, 2017, the Company's outstanding balance under the Credit Facility was nil. Credit Facility availability is reduced by outstanding letters of credit, amounting to $0.8 million at September 30, 2017. As at September 30, 2017, $1,199.2 million was available for future drawdown under the Credit Facility.

        On June 29, 2016, the Company entered into a standby letter of credit facility with a financial institution providing for a C$100.0 million uncommitted letter of credit facility (the "Third LC Facility"). The Third LC Facility may be used to support the reclamation obligations or non-financial or performance obligations of the Company or its subsidiaries. The obligations of the Company under the Third LC Facility are guaranteed by certain of its subsidiaries. As at September 30, 2017, total letters of credit outstanding under the Third LC Facility amounted to $41.1 million.

        On September 23, 2015, the Company entered into a standby letter of credit facility with a financial institution providing for a further C$150.0 million uncommitted letter of credit facility (as amended, the "Second LC Facility"). The Second LC Facility may be used by the Company to support the reclamation obligations of the Company, its subsidiaries or any entity in which the Company has a direct or indirect interest or the performance obligations (other than with respect to indebtedness for borrowed money) of the Company, its subsidiaries or any entity in which the Company has a direct or indirect interest that are not directly related to reclamation obligations. Payment and performance of the Company's obligations under the Second LC Facility are supported by an account performance security guarantee issued by Export Development Canada in favour of the lender. As at September 30, 2017, total letters of credit outstanding under the Second LC Facility amounted to $92.4 million.

        On July 31, 2015, the Company amended its credit agreement with another financial institution relating to its uncommitted letter of credit facility (as amended, the "First LC Facility"). Effective September 27, 2016, the amount available under the First LC Facility was increased to C$350.0 million. The obligations of the Company

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2017

under the First LC Facility are guaranteed by certain of its subsidiaries. The First LC Facility may be used to support the reclamation obligations or non-financial or performance obligations of the Company or its subsidiaries. As at September 30, 2017, $170.1 million had been drawn under the First LC Facility.

        Agnico Eagle's indirect attributable interest in the finance lease obligations of Canadian Malartic GP include secured finance lease obligations provided in separate tranches with remaining maturities up to 2019 and a 7.5% interest rate. As at September 30, 2017, the Company's attributable finance lease obligations were $3.7 million.

        The Company was in compliance with all covenants contained in the Credit Facility, 2017 Notes, 2016 Notes, 2015 Note, 2012 Notes, 2010 Notes, First LC Facility, Second LC Facility, and the Third LC Facility as at September 30, 2017.

Risk Profile

        Volatility remains high in global financial markets and weakness in the global economy continues to have an impact on the profitability and liquidity of many businesses. Although there are signs of stabilization, the timing of a return to historical market conditions is uncertain. Weak economic conditions and volatile financial markets may have a significant impact on Agnico Eagle's cost and availability of financing and overall liquidity. The volatility in gold, silver, zinc and copper prices directly affects Agnico Eagle's revenues, earnings and cash flow. Volatile energy, commodity and consumables prices and currency exchange rates impact production costs. The volatility of global stock markets impacts the valuation of the Company's equity investments.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

        The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") and disclosure controls and procedures ("DC&P").

        ICFR is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management has used the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013 ("COSO") in order to assess the effectiveness of the Company's ICFR.

        DC&P form a broader framework designed to provide reasonable assurance that information required to be disclosed by the Company in its annual and interim filings and other reports filed under securities legislation is recorded, processed, summarized and reported within the time frame specified in securities legislation and includes controls and procedures designed to ensure that information required to be disclosed by the Company in its annual and interim filings and other reports submitted under securities legislation is accumulated and communicated to the Company's management to allow timely decisions regarding required disclosure.

        Together, the ICFR and DC&P frameworks provide internal control over financial reporting and disclosure. The Company maintains disclosure controls and procedures that are designed to provide reasonable assurance that information, which is required to be disclosed in the Company's annual and interim filings and other reports filed under securities legislation, is accumulated and communicated in a timely fashion. Due to their inherent limitations, the Company acknowledges that, no matter how well designed, ICFR and DC&P can provide only reasonable assurance of achieving the desired control objectives and as such may not prevent or detect all misstatements. Further, the effectiveness of ICFR is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

        There have been no significant changes in the Company's internal control over financial reporting in the third quarter of 2017 that have materially affected, or are reasonably likely to materially affect, the reliability of financial reporting.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2017

Non-GAAP Financial Performance Measures

        This MD&A presents certain financial performance measures, including adjusted net income, total cash costs per ounce of gold produced (on both a by-product and co-product basis), minesite costs per tonne and all-in sustaining costs per ounce of gold produced (on both a by-product and co-product basis), that are not recognized measures under IFRS. This data may not be comparable to data presented by other gold producers. Non-GAAP financial performance measures should be considered together with other data prepared in accordance with IFRS.

Adjusted Net Income

        Adjusted net income is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting net income as recorded in the condensed interim consolidated statements of income and comprehensive income for non-recurring, unusual and other items. The Company believes that this generally accepted industry measure allows the evaluation of the results of continuing operations and is useful in making comparisons between periods. Adjusted net income is intended to provide investors with information about the Company's continuing income generating capabilities. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.

	Three Months Ended September 30,		Nine Months Ended September 30,
(thousands of United States dollars)	2017	2016(i)	2017	2016(i)
Net income for the period	$70,955	$49,392	$208,789	$96,170
Gain on sale of available-for-sale securities	(89)	(1,582)	(168)	(3,500)
Impairment loss on available-for-sale securities	1,432	—	7,246	—
Foreign currency translation loss	4,322	2,531	7,821	14,818
(Gain) loss on derivative financial instruments	(7,085)	832	(21,540)	(9,459)
Income and mining taxes adjustments(ii)	(4,526)	1,838	(26,183)	(6,726)
Other(iii)	1,511	383	9,424	13,723

Adjusted net income for the period	$66,520	$53,394	$185,389	$105,026

Net income per share — basic	$0.31	$0.22	$0.91	$0.43
Net income per share — diluted	$0.30	$0.22	$0.90	$0.43
Adjusted net income per share — basic	$0.29	$0.24	$0.81	$0.47
Adjusted net income per share — diluted	$0.28	$0.23	$0.80	$0.47

Notes:

(i)
Beginning December 31, 2016, the Company decided to exclude stock based compensation expense from the calculation of adjusted net income. Adjusted net income for the three and nine months ended September 30, 2016 has been restated to reflect this change. Stock option expense for the three months ended September 30, 2017 was $3.7 million (three months ended September 30, 2016 — $3.2 million). Stock option expense for the nine months ended September 30, 2017 was $15.1 million (nine months ended September 30, 2016 — $12.2 million).

(ii)
Income and mining tax adjustments reflect foreign currency translation recorded to the income and mining taxes expense, recognition of previously unrecognized capital losses, the result of income and mining tax audits, impact of tax law changes and reflective adjustments to prior period operating results.

(iii)
The Company includes certain adjustments in "Other" to the extent that management believes that these items are not reflective of the underlying performance of the Company's core operating business. Examples of items historically included in "Other" include changes in estimates of asset retirement obligations at closed sites, gains and losses on the disposal of assets and other non-recurring items.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2017

Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne

        The Company believes that total cash costs per ounce of gold produced and minesite costs per tonne are realistic indicators of operating performance and facilitate period over period comparisons. However, both of these non-GAAP generally accepted industry measures should be considered together with other data prepared in accordance with IFRS. These measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

        Total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income and comprehensive income for by-product revenues, inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash cost per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates.

        Agnico Eagle's primary business is gold production and the focus of its current operations and future development is on maximizing returns from gold production, with other metal production being incidental to the gold production process. Accordingly, all metals other than gold are considered by-products.

        Total cash costs per ounce of gold produced is reported on a by-product basis because (i) the majority of the Company's revenues are gold revenues, (ii) the Company mines ore, which contains gold, silver, zinc, copper and other metals, (iii) it is not possible to specifically assign all costs to revenues from the gold, silver, zinc, copper and other metals the Company produces, and (iv) it is a method used by management and the Board to monitor operations.

        Minesite costs per tonne is calculated by adjusting production costs as shown in the condensed interim consolidated statements of income and comprehensive income for inventory production costs and other adjustments and then dividing by tonnes of ore processed. As the total cash costs per ounce of gold produced measure can be impacted by fluctuations in by-product metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations. Management also uses minesite costs per tonne to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in production levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

        The following tables set out a reconciliation of total cash costs per ounce of gold produced (on both a by-product basis and co-product basis) and minesite costs per tonne to production costs, exclusive of amortization, as presented in the condensed interim consolidated statements of income and comprehensive income in accordance with IFRS.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2017

Total Production Costs by Mine

(thousands of United States dollars)	Three Months Ended September 30, 2017	Three Months Ended September 30, 2016	Nine Months Ended September 30, 2017	Nine Months Ended September 30, 2016
LaRonde mine	$39,726	$49,086	$130,732	$135,440
Lapa mine	12,064	12,166	36,713	39,741
Goldex mine	17,659	16,357	49,230	48,026
Meadowbank mine	60,484	59,746	168,859	166,717
Canadian Malartic mine(i)	45,020	47,917	130,273	136,705
Kittila mine	37,787	37,437	110,126	107,519
Pinos Altos mine	25,582	35,457	77,974	88,107
Creston Mascota deposit at Pinos Altos	7,836	7,014	22,175	19,418
La India mine	16,015	12,191	44,071	35,107

Production costs per the condensed interim consolidated statements of income and comprehensive income	$262,173	$277,371	$770,153	$776,780

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced(ii) by Mine and Reconciliation of Production Costs to Minesite Costs per Tonne(iii) by Mine

(thousands of United States dollars, except as noted)

LaRonde Mine Per Ounce of Gold Produced(ii)(vi)	Three Months Ended September 30, 2017		Three Months Ended September 30, 2016		Nine Months Ended September 30, 2017		Nine Months Ended September 30, 2016
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		105,345		71,784		256,347		222,280
Production costs	$39,726	$377	$49,086	$684	$130,732	$510	$135,440	$609
Inventory and other adjustments(iv)	13,462	128	2,466	34	24,141	94	19,743	89

Cash operating costs (co-product basis)	$53,188	$505	$51,552	$718	$154,873	$604	$155,183	$698
By-product metal revenues	(18,636)	(177)	(12,718)	(177)	(48,948)	(191)	(35,733)	(161)

Cash operating costs (by-product basis)	$34,552	$328	$38,834	$541	$105,925	$413	$119,450	$537

LaRonde Mine Per Tonne(iii)(vii)	Three Months Ended September 30, 2017				Three Months Ended September 30, 2016				Nine Months Ended September 30, 2017				Nine Months Ended September 30, 2016
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				582				522				1,661				1,668
Production costs		$39,726		$68		$49,086		$94		$130,732		$79		$135,440		$81
Production costs (C$)	C$	54,305	C$	93	C$	63,178	C$	121	C$	175,103	C$	105	C$	180,633	C$	108
Inventory and other adjustments (C$)(v)		4,405		8		(2,992)		(6)		2,846		2		(931)		—

Minesite operating costs (C$)	C$	58,710	C$	101	C$	60,186	C$	115	C$	177,949	C$	107	C$	179,702	C$	108

Lapa Mine Per Ounce of Gold Produced(ii)	Three Months Ended September 30, 2017		Three Months Ended September 30, 2016		Nine Months Ended September 30, 2017		Nine Months Ended September 30, 2016
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		17,169		16,242		48,410		59,865
Production costs	$12,064	$703	$12,166	$749	$36,713	$758	$39,741	$664
Inventory and other adjustments(iv)	57	3	(97)	(6)	(83)	(1)	1,255	21

Cash operating costs (co-product basis)	$12,121	$706	$12,069	$743	$36,630	$757	$40,996	$685
By-product metal revenues	(5)	—	(5)	—	(99)	(2)	(22)	(1)

Cash operating costs (by-product basis)	$12,116	$706	$12,064	$743	$36,531	$755	$40,974	$684

Lapa Mine Per Tonne(iii)	Three Months Ended September 30, 2017				Three Months Ended September 30, 2016				Nine Months Ended September 30, 2017				Nine Months Ended September 30, 2016
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				134				141				398				463
Production costs		$12,064		$90		$12,166		$86		$36,713		$92		$39,741		$86
Production costs (C$)	C$	15,288	C$	113	C$	15,884	C$	113	C$	48,337	C$	121	C$	52,606	C$	114
Inventory and other adjustments (C$)(v)		(51)		—		(4)		—		(527)		(1)		1,382		3

Minesite operating costs (C$)	C$	15,237	C$	113	C$	15,880	C$	113	C$	47,810	C$	120	C$	53,988	C$	117

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2017

Goldex Mine Per Ounce of Gold Produced(ii)(viii)	Three Months Ended September 30, 2017		Three Months Ended September 30, 2016		Nine Months Ended September 30, 2017		Nine Months Ended September 30, 2016
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		28,906		32,742		83,873		96,534
Production costs	$17,659	$611	$16,357	$500	$49,230	$587	$48,026	$498
Inventory and other adjustments(iv)	(381)	(13)	(521)	(16)	(940)	(11)	314	3

Cash operating costs (co-product basis)	$17,278	$598	$15,836	$484	$48,290	$576	$48,340	$501
By-product metal revenues	(6)	—	(13)	(1)	(21)	—	(21)	—

Cash operating costs (by-product basis)	$17,272	$598	$15,823	$483	$48,269	$576	$48,319	$501

Goldex Mine Per Tonne(iii)(ix)	Three Months Ended September 30, 2017				Three Months Ended September 30, 2016				Nine Months Ended September 30, 2017				Nine Months Ended September 30, 2016
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				657				671				1,803				1,965
Production costs		$17,659		$27		$16,357		$24		$49,230		$27		$48,026		$24
Production costs (C$)	C$	22,231	C$	34	C$	21,375	C$	32	C$	64,356	C$	36	C$	63,456	C$	32
Inventory and other adjustments (C$)(v)		427		—		(398)		(1)		(257)		—		335		—

Minesite operating costs (C$)	C$	22,658	C$	34	C$	20,977	C$	31	C$	64,099	C$	36	C$	63,791	C$	32

Meadowbank Mine Per Ounce of Gold Produced(ii)	Three Months Ended September 30, 2017		Three Months Ended September 30, 2016		Nine Months Ended September 30, 2017		Nine Months Ended September 30, 2016
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		86,821		72,731		267,480		217,444
Production costs	$60,484	$697	$59,746	$821	$168,859	$631	$166,717	$767
Inventory and other adjustments(iv)	(2,199)	(26)	(4,423)	(60)	(4,622)	(17)	4,497	20

Cash operating costs (co-product basis)	$58,285	$671	$55,323	$761	$164,237	$614	$171,214	$787
By-product metal revenues	(919)	(10)	(1,042)	(15)	(3,284)	(12)	(2,816)	(13)

Cash operating costs (by-product basis)	$57,366	$661	$54,281	$746	$160,953	$602	$168,398	$774

Meadowbank Mine Per Tonne(iii)	Three Months Ended September 30, 2017				Three Months Ended September 30, 2016				Nine Months Ended September 30, 2017				Nine Months Ended September 30, 2016
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				939				961				2,861				2,900
Production costs		$60,484		$64		$59,746		$62		$168,859		$59		$166,717		$57
Production costs (C$)	C$	77,233	C$	82	C$	77,771	C$	81	C$	221,168	C$	77	C$	217,438	C$	75
Inventory and other adjustments (C$)(v)		9		—		(5,534)		(6)		(2,885)		(1)		311		—

Minesite operating costs (C$)	C$	77,242	C$	82	C$	72,237	C$	75	C$	218,283	C$	76	C$	217,749	C$	75

Canadian Malartic Mine(i) Per Ounce of Gold Produced(ii)	Three Months Ended September 30, 2017		Three Months Ended September 30, 2016		Nine Months Ended September 30, 2017		Nine Months Ended September 30, 2016
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		82,097		76,428		235,988		222,543
Production costs	$45,020	$548	$47,917	$627	$130,273	$552	$136,705	$614
Inventory and other adjustments(iv)	3,624	44	756	10	5,513	23	563	3

Cash operating costs (co-product basis)	$48,644	$592	$48,673	$637	$135,786	$575	$137,268	$617
By-product metal revenues	(1,300)	(16)	(1,816)	(24)	(4,166)	(17)	(4,353)	(20)

Cash operating costs (by-product basis)	$47,344	$577	$46,857	$613	$131,620	$558	$132,915	$597

Canadian Malartic Mine(i) Per Tonne(iii)	Three Months Ended September 30, 2017				Three Months Ended September 30, 2016				Nine Months Ended September 30, 2017				Nine Months Ended September 30, 2016
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				2,528				2,483				7,564				7,388
Production costs		$45,020		$18		$47,917		$19		$130,273		$17		$136,705		$19
Production costs (C$)	C$	56,303	C$	22	C$	54,737	C$	22	C$	170,167	C$	22	C$	157,080	C$	21
Inventory and other adjustments (C$)(v)		3,787		2		8,463		3		5,658		1		23,206		3

Minesite operating costs (C$)	C$	60,090	C$	24	C$	63,200	C$	25	C$	175,825	C$	23	C$	180,286	C$	24

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2017

Kittila Mine Per Ounce of Gold Produced(ii)	Three Months Ended September 30, 2017		Three Months Ended September 30, 2016		Nine Months Ended September 30, 2017		Nine Months Ended September 30, 2016
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		50,415		54,835		149,192		149,171
Production costs	$37,787	$750	$37,437	$683	$110,126	$738	$107,519	$721
Inventory and other adjustments(iv)	264	5	(1,025)	(19)	322	2	(1,127)	(8)

Cash operating costs (co-product basis)	$38,051	$755	$36,412	$664	$110,448	$740	$106,392	$713
By-product metal revenues	(69)	(2)	(62)	(1)	(153)	(1)	(141)	(1)

Cash operating costs (by-product basis)	$37,982	$753	$36,350	$663	$110,295	$739	$106,251	$712

Kittila Mine Per Tonne(iii)	Three Months Ended September 30, 2017		Three Months Ended September 30, 2016		Nine Months Ended September 30, 2017		Nine Months Ended September 30, 2016
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore milled (thousands of tonnes)		429		445		1,291		1,266
Production costs	$37,787	$88	$37,437	$84	$110,126	$85	$107,519	$85
Production costs (€)	€32,734	€76	€33,414	€75	€98,586	€76	€96,378	€76
Inventory and other adjustments (€)(v)	287	1	(1,042)	(2)	65	—	(1,516)	(1)

Minesite operating costs (€)	€33,021	€77	€32,372	€73	€98,651	€76	€94,862	€75

Pinos Altos Mine Per Ounce of Gold Produced(ii)	Three Months Ended September 30, 2017		Three Months Ended September 30, 2016		Nine Months Ended September 30, 2017		Nine Months Ended September 30, 2016
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		46,897		48,512		140,453		146,087
Production costs	$25,582	$545	$35,457	$731	$77,974	$555	$88,107	$603
Inventory and other adjustments(iv)	3,986	85	(5,776)	(119)	7,189	51	(4,125)	(28)

Cash operating costs (co-product basis)	$29,568	$630	$29,681	$612	$85,163	$606	$83,982	$575
By-product metal revenues	(11,937)	(254)	(13,037)	(269)	(33,295)	(237)	(33,586)	(230)

Cash operating costs (by-product basis)	$17,631	$376	$16,644	$343	$51,868	$369	$50,396	$345

Pinos Altos Mine Per Tonne(iii)	Three Months Ended September 30, 2017		Three Months Ended September 30, 2016		Nine Months Ended September 30, 2017		Nine Months Ended September 30, 2016
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		587		597		1,760		1,704
Production costs	$25,582	$44	$35,457	$59	$77,974	$44	$88,107	$52
Inventory and other adjustments(v)	4,285	7	(6,306)	(10)	7,056	4	(5,426)	(3)

Minesite operating costs	$29,867	$51	$29,151	$49	$85,030	$48	$82,681	$49

Creston Mascota deposit at Pinos Altos Per Ounce of Gold Produced(ii)	Three Months Ended September 30, 2017		Three Months Ended September 30, 2016		Nine Months Ended September 30, 2017		Nine Months Ended September 30, 2016
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		11,054		12,134		34,372		36,083
Production costs	$7,836	$709	$7,014	$578	$22,175	$645	$19,418	$538
Inventory and other adjustments(iv)	88	8	55	5	523	15	457	13

Cash operating costs (co-product basis)	$7,924	$717	$7,069	$583	$22,698	$660	$19,875	$551
By-product metal revenues	(937)	(85)	(1,089)	(90)	(3,167)	(92)	(2,769)	(77)

Cash operating costs (by-product basis)	$6,987	$632	$5,980	$493	$19,531	$568	$17,106	$474

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2017

Creston Mascota deposit at Pinos Altos Per Tonne(iii)	Three Months Ended September 30, 2017		Three Months Ended September 30, 2016		Nine Months Ended September 30, 2017		Nine Months Ended September 30, 2016
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		518		506		1,638		1,595
Production costs	$7,836	$15	$7,014	$14	$22,175	$14	$19,418	$12
Inventory and other adjustments(v)	22	—	(112)	—	305	—	114	—

Minesite operating costs	$7,858	$15	$6,902	$14	$22,480	$14	$19,532	$12

La India Mine Per Ounce of Gold Produced(ii)	Three Months Ended September 30, 2017		Three Months Ended September 30, 2016		Nine Months Ended September 30, 2017		Nine Months Ended September 30, 2016
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		25,143		30,779		75,650		86,448
Production costs	$16,015	$637	$12,191	$396	$44,071	$583	$35,107	$406
Inventory and other adjustments(iv)	1,528	61	2,632	86	1,901	25	4,047	47

Cash operating costs (co-product basis)	$17,543	$698	$14,823	$482	$45,972	$608	$39,154	$453
By-product metal revenues	(1,022)	(41)	(2,526)	(82)	(4,569)	(61)	(6,229)	(72)

Cash operating costs (by-product basis)	$16,521	$657	$12,297	$400	$41,403	$547	$32,925	$381

La India Mine Per Tonne(iii)	Three Months Ended September 30, 2017		Three Months Ended September 30, 2016		Nine Months Ended September 30, 2017		Nine Months Ended September 30, 2016
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		1,542		1,366		4,273		4,297
Production costs	$16,015	$10	$12,191	$9	$44,071	$10	$35,107	$8
Inventory and other adjustments(v)	1,097	1	2,322	2	779	—	3,140	1

Minesite operating costs	$17,112	$11	$14,513	$11	$44,850	$10	$38,247	$9

Notes:

(i)
On June 16, 2014, Agnico Eagle and Yamana jointly acquired 100% of Osisko by way of the Osisko Arrangement. As a result of the Osisko Arrangement, Agnico Eagle and Yamana each indirectly own 50% of Osisko (now Canadian Malartic Corporation) and Canadian Malartic GP, which now holds the Canadian Malartic mine. The information set out in this table reflects the Company's 50% interest in the Canadian Malartic mine since the date of acquisition.

(ii)
Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income and comprehensive income for by-product metal revenues, inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii)
Minesite costs per tonne is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. This measure is calculated by adjusting production costs as shown in the condensed interim consolidated statements of income and comprehensive income for inventory production costs, and then dividing by tonnes of ore milled. As the total cash costs per ounce of gold produced measure can be affected by fluctuations in by-product metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2017

(iv)
Under the Company's revenue recognition policy, revenue is recognized when legal title and risk is transferred. As total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Other adjustments include the addition of smelting, refining and marketing charges to production costs.

(v)
This inventory and other adjustment reflects production costs associated with the portion of production still in inventory.

(vi)
The LaRonde mine's per ounce of gold produced calculations exclude 515 ounces for the three and nine months ended September 30, 2017 of payable gold production and the associated costs related to LaRonde Zone 5 which were produced prior to the achievement of commercial production.

(vii)
The LaRonde mine's per tonne calculations exclude 7,709 tonnes and the associated costs related to LaRonde Zone 5 which were processed prior to the achievement of commercial production.

(viii)
The Goldex mine's per ounce of gold produced calculations exclude 8,041 ounces for the nine months ended September 30, 2017 of payable gold production and the associated costs related to the Deep 1 Zone which were produced prior to the achievement of commercial production.

(ix)
The Goldex mine's per tonne calculations exclude 175,514 tonnes for the nine months ended September 30, 2017 and the associated costs related to the Deep 1 Zone which were processed prior to the achievement of commercial production.

All-in Sustaining Costs per Ounce of Gold Produced

        All-in sustaining costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. The Company believes that this measure provides information about operating performance. However, this non-GAAP measure should be considered together with other data prepared in accordance with IFRS as it is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

        All-in sustaining costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). All-in sustaining costs per ounce of gold produced on a by-product basis is calculated as the aggregate of total cash costs per ounce of gold produced on a by-product basis and sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options) and non-cash reclamation provision expense per ounce of gold produced. All-in sustaining costs per ounce of gold produced on a co-product basis is calculated in the same manner as all-in sustaining costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made to total cash costs per ounce of gold produced. The calculation of all-in sustaining costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals.

        The following table sets out a reconciliation of production costs to all-in sustaining costs per ounce of gold produced for the three and nine months ended September 30, 2017 and the three and nine months ended September 30, 2016 on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues).

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2017

Reconciliation of Production Costs to All-in Sustaining Costs per Ounce of Gold Produced

(United States dollars per ounce of gold produced, except where noted)	Three Months Ended September 30, 2017	Three Months Ended September 30, 2016	Nine Months Ended September 30, 2017	Nine Months Ended September 30, 2016
Production costs per the condensed interim consolidated statements of income and comprehensive income (thousands of United States dollars)	$262,173	$277,371	$770,153	$776,780

Adjusted gold production (ounces)(i)(ii)	453,847	416,187	1,291,765	1,236,455

Production costs per ounce of adjusted gold production(i)(ii)	$578	$666	$596	$628
Adjustments:
Inventory and other adjustments(iii)	45	(14)	26	21

Total cash costs per ounce of gold produced (co-product basis)(iv)	$623	$652	$622	$649
By-product metal revenues	(77)	(77)	(75)	(69)

Total cash costs per ounce of gold produced (by-product basis)(iv)	$546	$575	$547	$580

Adjustments:
Sustaining capital expenditures (including capitalized exploration)	178	192	155	182
General and administrative expenses (including stock options)	62	52	67	57
Non-cash reclamation provision and other	3	2	3	2

All-in sustaining costs per ounce of gold produced (by-product basis)	$789	$821	$772	$821

By-product metal revenues	77	77	75	69

All-in sustaining costs per ounce of gold produced (co-product basis)	$866	$898	$847	$890

Notes:

(i)
The LaRonde mine's per ounce of gold produced calculations exclude 515 ounces for the three and nine months ended September 30, 2017 of payable gold production and the associated costs related to LaRonde Zone 5 which were produced prior to the achievement of commercial production.

(ii)
The Goldex mine's per ounce of gold produced calculations exclude 8,041 ounces for the nine months ended September 30, 2017 of payable gold production and the associated costs related to the Deep 1 Zone which were produced prior to the achievement of commercial production.

(iii)
Under the Company's revenue recognition policy, revenue is recognized when legal title and risk is transferred. As total cash costs per ounce of gold produced are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of production not yet recognized as revenue.

(iv)
Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income and comprehensive income for by-product metal revenues, inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Operating margin(i) by mine:
Northern Business
LaRonde mine	$100,550	$61,587	$225,314	$164,626
Lapa mine	9,825	10,181	24,219	35,424
Goldex mine	18,274	27,834	55,118	72,914
Meadowbank mine	55,324	46,190	175,465	114,253
Canadian Malartic mine(ii)	56,702	55,981	159,525	147,855
Kittila mine	25,662	36,714	77,244	82,879
Southern Business
Pinos Altos mine	29,445	60,699	112,616	144,911
Creston Mascota deposit at Pinos Altos	6,993	10,448	23,164	29,156
La India mine	15,060	23,858	54,532	70,224

Total operating margin(i)	317,835	333,492	907,197	862,242
Amortization of property, plant and mine development	118,312	161,472	379,261	461,761
Exploration, corporate and other	94,521	84,079	248,529	247,433

Income before income and mining taxes	105,002	87,941	279,407	153,048
Income and mining taxes expense	34,047	38,549	70,618	56,878

Net income for the period	$70,955	$49,392	$208,789	$96,170

Net income per share — basic (US$)	$0.31	$0.22	$0.91	$0.43
Net income per share — diluted (US$)	$0.30	$0.22	$0.90	$0.43
Cash flows:
Cash provided by operating activities	$194,066	$282,856	$600,627	$658,016
Cash used in investing activities	$(265,617)	$(142,701)	$(622,748)	$(372,947)
Cash (used in) provided by financing activities	$(12,139)	$11,840	$339,268	$209,746
Realized prices (US$):
Gold (per ounce)	$1,282	$1,332	$1,255	$1,266
Silver (per ounce)	$16.92	$19.52	$17.20	$17.45
Zinc (per tonne)	$2,780	$2,170	$2,736	$1,945
Copper (per tonne)	$6,412	$4,819	$6,158	$4,613

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Payable production(iii):
Gold (ounces):
Northern Business
LaRonde mine	105,860	71,784	256,862	222,280
Lapa mine	17,169	16,242	48,410	59,865
Goldex mine	28,906	32,742	91,914	96,534
Meadowbank mine	86,821	72,731	267,480	217,444
Canadian Malartic mine(ii)	82,097	76,428	235,988	222,543
Kittila mine	50,415	54,835	149,192	149,171
Southern Business
Pinos Altos mine	46,897	48,512	140,453	146,087
Creston Mascota deposit at Pinos Altos	11,054	12,134	34,372	36,083
La India mine	25,143	30,779	75,650	86,448

Total gold (ounces)	454,362	416,187	1,300,321	1,236,455

Silver (thousands of ounces):
Northern Business
LaRonde mine	285	203	894	716
Lapa mine	1	1	3	5
Goldex mine	—	—	1	1
Meadowbank mine	72	59	208	168
Canadian Malartic mine(ii)	80	96	253	260
Kittila mine	4	3	10	8
Southern Business
Pinos Altos mine	695	644	1,923	1,863
Creston Mascota deposit at Pinos Altos	71	55	197	153
La India mine	60	126	262	348

Total silver (thousands of ounces)	1,268	1,187	3,751	3,522

Zinc (tonnes)	1,771	1,010	4,500	2,942
Copper (tonnes)	1,056	1,177	3,235	3,472

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Payable metal sold:
Gold (ounces):
Northern Business
LaRonde mine	103,483	78,096	261,645	225,358
Lapa mine	16,843	16,851	48,120	59,598
Goldex mine	28,026	33,275	91,403	95,835
Meadowbank mine	89,923	78,710	272,516	220,320
Canadian Malartic mine(ii)(iv)	74,040	72,950	215,280	210,294
Kittila mine	49,513	55,710	149,623	151,015
Southern Business
Pinos Altos mine	35,704	60,541	128,676	156,052
Creston Mascota deposit at Pinos Altos	10,763	12,655	33,803	36,617
La India mine	23,781	26,050	75,712	79,963

Total gold (ounces)	432,076	434,838	1,276,778	1,235,052

Silver (thousands of ounces):
Northern Business
LaRonde mine	296	225	903	724
Lapa mine	—	—	6	1
Goldex mine	—	1	1	1
Meadowbank mine	54	53	190	162
Canadian Malartic mine(ii)(iv)	85	87	239	236
Kittila mine	4	3	9	8
Southern Business
Pinos Altos mine	550	812	1,742	1,989
Creston Mascota deposit at Pinos Altos	63	38	183	134
La India mine	51	91	266	301

Total silver (thousands of ounces):	1,103	1,310	3,539	3,556

Zinc (tonnes)	1,314	1,374	5,095	2,652
Copper (tonnes)	1,157	1,201	3,271	3,521
Total cash costs per ounce of gold produced — co-product basis (US$)(v):
Northern Business
LaRonde mine(vi)	$505	$718	$604	$698
Lapa mine	706	743	757	685
Goldex mine(vii)	598	484	576	501
Meadowbank mine	671	761	614	787
Canadian Malartic mine(ii)	592	637	575	617
Kittila mine	755	664	740	713
Southern Business
Pinos Altos mine	630	612	606	575
Creston Mascota deposit at Pinos Altos	717	583	660	551
La India mine	698	482	608	453

Weighted average total cash costs per ounce of gold produced	$623	$652	$622	$649

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Total cash costs per ounce of gold produced — by-product basis (US$)(v):
Northern Business
LaRonde mine(vi)	$328	$541	$413	$537
Lapa mine	706	743	755	684
Goldex mine(vii)	598	483	576	501
Meadowbank mine	661	746	602	774
Canadian Malartic mine(ii)	577	613	558	597
Kittila mine	753	663	739	712
Southern Business
Pinos Altos mine	376	343	369	345
Creston Mascota deposit at Pinos Altos	632	493	568	474
La India mine	657	400	547	381

Weighted average total cash costs per ounce of gold produced	$546	$575	$547	$580

Notes:

(i)
Operating margin is calculated as revenues from mining operations less production costs.

(ii)
On June 16, 2014, Agnico Eagle and Yamana jointly acquired 100% of Osisko by way of the Osisko Arrangement. As a result of the Osisko Arrangement, Agnico Eagle and Yamana each indirectly own 50% of Osisko (now Canadian Malartic Corporation) and Canadian Malartic GP, which now holds the Canadian Malartic mine. The information set out in this table reflects the Company's 50% interest in the Canadian Malartic mine since the date of acquisition.

(iii)
Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that have been or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.

(iv)
The Canadian Malartic mine's payable metal sold excludes the 5.0% net smelter royalty in favour of Osisko Gold Royalties Ltd.

(v)
Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income and comprehensive income for by-product metal revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(vi)
The LaRonde mine's per ounce of gold produced calculations exclude 515 ounces for the three and nine months ended September 30, 2017 of payable gold production and the associated costs related to LaRonde Zone 5 which were produced prior to the achievement of commercial production.

(vii)
The Goldex mine's per ounce of gold produced calculations exclude 8,041 ounces for the nine months ended September 30, 2017 of payable gold production and the associated costs related to the Deep 1 Zone which were produced prior to the achievement of commercial production.

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended
	December 31, 2015	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017	June 30, 2017	September 30, 2017
Operating margin(i):
Revenues from mining operations	$482,932	$490,531	$537,628	$610,863	$499,210	$547,459	$549,883	$580,008
Production costs	229,819	243,973	255,436	277,371	255,112	240,339	267,641	262,173

Total operating margin(i)	253,113	246,558	282,192	333,492	244,098	307,120	282,242	317,835
Operating margin(i) by mine:
Northern Business
LaRonde mine	50,667	48,055	54,985	61,587	44,058	70,702	54,062	100,550
Lapa mine	12,363	10,806	14,437	10,181	3,762	6,205	8,189	9,825
Goldex mine	17,108	22,184	22,896	27,834	13,506	20,854	15,990	18,274
Meadowbank mine	64,664	33,329	34,733	46,190	50,807	57,473	62,668	55,324
Canadian Malartic mine(ii)	38,059	41,740	50,133	55,981	40,430	51,586	51,237	56,702
Kittila mine	15,174	24,086	22,079	36,714	27,596	29,841	21,741	25,662
Southern Business
Pinos Altos mine	29,327	35,820	48,392	60,699	34,909	42,033	41,138	29,445
Creston Mascota deposit at Pinos Altos	9,919	8,989	9,719	10,448	6,470	8,057	8,114	6,993
La India mine	15,832	21,549	24,818	23,858	22,560	20,369	19,103	15,060

Total operating margin(i)	253,113	246,558	282,192	333,492	244,098	307,120	282,242	317,835
Impairment reversal	—	—	—	—	(120,161)	—	—	—
Amortization of property, plant and mine development	157,129	145,631	154,658	161,472	151,399	132,509	128,440	118,312
Exploration, corporate and other	76,963	73,730	89,624	84,079	97,447	71,964	82,044	94,521

Income before income and mining taxes	19,021	27,197	37,910	87,941	115,413	102,647	71,758	105,002
Income and mining taxes expense (recovery)	34,558	(591)	18,920	38,549	52,759	26,697	9,874	34,047

Net (loss) income for the period	$(15,537)	$27,788	$18,990	$49,392	$62,654	$75,950	$61,884	$70,955

Net (loss) income per share — basic (US$)	$(0.07)	$0.13	$0.09	$0.22	$0.28	$0.33	$0.27	$0.31
Net (loss) income per share — diluted (US$)	$(0.07)	$0.13	$0.08	$0.22	$0.28	$0.33	$0.26	$0.30
Cash flows:
Cash provided by operating activities	$140,747	$145,704	$229,456	$282,856	$120,601	$222,611	$183,950	$194,066
Cash used in investing activities	$(115,786)	$(107,595)	$(122,651)	$(142,701)	$(180,543)	$(153,687)	$(203,444)	$(265,617)
Cash (used in) provided by financing activities	$(100,460)	$(1,588)	$199,494	$11,840	$(19,360)	$181,571	$169,836	$(12,139)

Notes:

(i)
Operating margin is calculated as revenues from mining operations less production costs.

(ii)
On June 16, 2014, Agnico Eagle and Yamana jointly acquired 100% of Osisko by way of the Osisko Arrangement. As a result of the Osisko Arrangement, Agnico Eagle and Yamana each indirectly own 50% of Osisko (now Canadian Malartic Corporation) and Canadian Malartic GP, which now holds the Canadian Malartic mine. The information set out in this table reflects the Company's 50% interest in the Canadian Malartic mine since the date of acquisition.

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(thousands of United States dollars, except share amounts)
(Unaudited)

	As at September 30, 2017	As at December 31, 2016
ASSETS
Current assets:
Cash and cash equivalents	$855,466	$539,974
Short-term investments	10,182	8,424
Restricted cash	420	398
Trade receivables (note 5)	7,744	8,185
Inventories (note 6)	511,327	443,714
Available-for-sale securities (notes 5 and 7)	123,181	92,310
Fair value of derivative financial instruments (notes 5 and 12)	24,733	364
Other current assets	174,968	136,810

Total current assets	1,708,021	1,230,179
Non-current assets:
Restricted cash	806	764
Goodwill	696,809	696,809
Property, plant and mine development (note 8)	5,389,334	5,106,036
Other assets	80,230	74,163

Total assets	$7,875,200	$7,107,951

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$383,061	$228,566
Reclamation provision	10,160	9,193
Interest payable	26,373	14,242
Income taxes payable	20,058	35,070
Finance lease obligations	3,483	5,535
Current portion of long-term debt (note 9)	—	129,896
Fair value of derivative financial instruments (notes 5 and 12)	—	1,120

Total current liabilities	443,135	423,622

Non-current liabilities:
Long-term debt (note 9)	1,372,409	1,072,790
Reclamation provision	296,591	265,308
Deferred income and mining tax liabilities	813,448	819,562
Other liabilities	30,066	34,195

Total liabilities	2,955,649	2,615,477

EQUITY
Common shares (note 10):
Outstanding — 232,312,281 common shares issued, less 639,127 shares held in trust	5,262,855	4,987,694
Stock options (notes 10 and 11)	185,189	179,852
Contributed surplus	37,254	37,254
Deficit	(604,288)	(744,453)
Accumulated other comprehensive income	38,541	32,127

Total equity	4,919,551	4,492,474

Total liabilities and equity	$7,875,200	$7,107,951

Commitments and contingencies (note 14)

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME AND
COMPREHENSIVE INCOME
(thousands of United States dollars, except per share amounts)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
REVENUES
Revenues from mining operations	$580,008	$610,863	$1,677,350	$1,639,022
COSTS, EXPENSES AND OTHER INCOME
Production(i)	262,173	277,371	770,153	776,780
Exploration and corporate development	50,106	44,647	109,742	111,132
Amortization of property, plant and mine development	118,312	161,472	379,261	461,761
General and administrative	27,986	21,474	86,494	70,634
Impairment loss on available-for-sale securities (note 7)	1,432	—	7,246	—
Finance costs	20,298	19,654	57,839	54,846
(Gain) loss on derivative financial instruments (note 12)	(7,085)	832	(21,540)	(9,459)
Gain on sale of available-for-sale securities (note 7)	(89)	(1,582)	(168)	(3,500)
Environmental remediation	188	(278)	326	5,655
Foreign currency translation loss	4,322	2,531	7,821	14,818
Other (income) expenses	(2,637)	(3,199)	769	3,307

Income before income and mining taxes	105,002	87,941	279,407	153,048
Income and mining taxes expense	34,047	38,549	70,618	56,878

Net income for the period	$70,955	$49,392	$208,789	$96,170

Net income per share — basic (note 10)	$0.31	$0.22	$0.91	$0.43

Net income per share — diluted (note 10)	$0.30	$0.22	$0.90	$0.43

Cash dividends declared per common share	$0.10	$0.10	$0.30	$0.26

COMPREHENSIVE INCOME
Net income for the period	$70,955	$49,392	$208,789	$96,170

Other comprehensive income (loss):
Items that may be subsequently reclassified to net income:
Available-for-sale securities and other investments:
Unrealized change in fair value of available-for-sale securities	(11,559)	10,414	(12,024)	62,271
Reclassification to impairment loss on available-for-sale securities (note 7)	1,432	—	7,246	—
Reclassification to gain on sale of available-for-sale securities (note 7)	(89)	(1,582)	(168)	(3,500)
Derivative financial instruments (note 12):
Unrealized gain	10,034	—	12,345	—
Income tax impact of reclassification items	(179)	211	(945)	467
Income tax impact of other comprehensive income (loss) items	205	(1,383)	(40)	(8,306)

	(156)	7,660	6,414	50,932

Items that will not be subsequently reclassified to net income:
Pension benefit obligations:
Remeasurement losses of pension benefit obligations	(80)	(32)	(232)	(96)
Income tax impact	21	8	60	24

	(59)	(24)	(172)	(72)

Other comprehensive income (loss) for the period	(215)	7,636	6,242	50,860

Comprehensive income for the period	$70,740	$57,028	$215,031	$147,030

Note:

(i)
Exclusive of amortization, which is shown separately.

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EQUITY
(thousands of United States dollars, except share and per share amounts)
(Unaudited)

	Common Shares Outstanding
						Accumulated Other Comprehensive Income
			Stock Options	Contributed Surplus			Total Equity
	Shares	Amount			Deficit
Balance December 31, 2015	217,650,795	$4,707,940	$216,232	$37,254	$(823,734)	$3,328	$4,141,020

Net income	—	—	—	—	96,170	—	96,170
Other comprehensive income (loss)	—	—	—	—	(72)	50,932	50,860

Total comprehensive income	—	—	—	—	96,098	50,932	147,030

Transactions with owners:
Shares issued under employee stock option plan (notes 10 and 11(a))	6,436,807	243,188	(52,637)	—	—	—	190,551
Stock options (notes 10 and 11(a))	—	—	12,440	—	—	—	12,440
Shares issued under incentive share purchase plan (note 11(b))	245,683	11,409	—	—	—	—	11,409
Shares issued under dividend reinvestment plan	165,988	6,642	—	—	—	—	6,642
Shares issued under flow-through share private placement	374,869	13,593	—	—	—	—	13,593
Dividends declared ($0.26 per share)	—	—	—	—	(57,706)	—	(57,706)
Restricted Share Unit plan, Performance Share Unit plan and Long Term Incentive Plan (note 11(c,d))	(232,684)	(6,515)	—	—	—	—	(6,515)

Balance September 30, 2016	224,641,458	$4,976,257	$176,035	$37,254	$(785,342)	$54,260	$4,458,464

Balance December 31, 2016	224,965,140	$4,987,694	$179,852	$37,254	$(744,453)	$32,127	$4,492,474

Net income	—	—	—	—	208,789	—	208,789
Other comprehensive income (loss)	—	—	—	—	(172)	6,414	6,242

Total comprehensive income	—	—	—	—	208,617	6,414	215,031

Transactions with owners:
Shares issued under employee stock option plan (notes 10 and 11(a))	1,277,462	44,745	(9,998)	—	—	—	34,747
Stock options (notes 10 and 11(a))	—	—	15,335	—	—	—	15,335
Shares issued under incentive share purchase plan (note 11(b))	288,565	13,062	—	—	—	—	13,062
Shares issued under dividend reinvestment plan	277,188	12,682	—	—	—	—	12,682
Equity issuance (net of transaction costs) (note 10)	5,003,412	215,013	—	—	—	—	215,013
Dividends declared ($0.30 per share)	—	—	—	—	(68,452)	—	(68,452)
Restricted Share Unit plan, Performance Share Unit plan and Long Term Incentive Plan (note 11(c,d))	(138,613)	(10,341)	—	—	—	—	(10,341)

Balance September 30, 2017	231,673,154	$5,262,855	$185,189	$37,254	$(604,288)	$38,541	$4,919,551

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands of United States dollars)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
OPERATING ACTIVITIES
Net income for the period	$70,955	$49,392	$208,789	$96,170
Add (deduct) items not affecting cash:
Amortization of property, plant and mine development	118,312	161,472	379,261	461,761
Deferred income and mining taxes	3,245	11,252	(4,895)	(2,069)
Gain on sale of available-for-sale securities (note 7)	(89)	(1,582)	(168)	(3,500)
Stock-based compensation (note 11)	9,337	7,427	34,257	25,073
Impairment loss on available-for-sale securities (note 7)	1,432	—	7,246	—
Foreign currency translation loss	4,322	2,531	7,821	14,818
Other	818	3,531	293	3,599
Adjustment for settlement of reclamation provision	(444)	(297)	(2,739)	(1,931)
Changes in non-cash working capital balances:
Trade receivables	651	(2,456)	441	(185)
Income taxes	3,598	11,458	(15,012)	1,649
Inventories	(63,850)	(11,138)	(72,639)	20,367
Other current assets	(24,428)	10,282	(39,885)	20,426
Accounts payable and accrued liabilities	57,353	29,339	88,727	11,542
Interest payable	12,854	11,645	9,130	10,296

Cash provided by operating activities	194,066	282,856	600,627	658,016

INVESTING ACTIVITIES
Additions to property, plant and mine development (note 8)	(256,965)	(125,526)	(577,876)	(349,483)
Acquisitions, net of cash and cash equivalents acquired	—	(6,935)	—	(12,434)
Net purchases of short-term investments	(1,763)	(3,053)	(1,758)	(1,358)
Net proceeds from sale of available-for-sale securities and other investments (note 7)	136	2,183	333	9,461
Purchases of available-for-sale securities and other investments (note 7)	(7,000)	(9,594)	(43,425)	(19,366)
(Increase) decrease in restricted cash	(25)	224	(22)	233

Cash used in investing activities	(265,617)	(142,701)	(622,748)	(372,947)

FINANCING ACTIVITIES
Dividends paid	(17,563)	(20,896)	(55,790)	(51,094)
Repayment of finance lease obligations	(1,190)	(2,545)	(4,338)	(7,629)
Proceeds from long-term debt (note 9)	—	—	280,000	125,000
Repayment of long-term debt (note 9)	—	—	(410,412)	(405,374)
Notes issuance (note 9)	—	—	300,000	350,000
Long-term debt financing (note 9)	(156)	(326)	(2,285)	(2,495)
Repurchase of common shares for stock-based compensation plans (note 11)	(119)	(15)	(24,659)	(15,542)
Proceeds on exercise of stock options (note 11)	3,865	33,124	34,747	190,551
Common shares issued (note 10)	3,024	2,498	222,005	26,329

Cash (used in) provided by financing activities	(12,139)	11,840	339,268	209,746

Effect of exchange rate changes on cash and cash equivalents	(4,780)	(1,336)	(1,655)	(404)

Net (decrease) increase in cash and cash equivalents during the period	(88,470)	150,659	315,492	494,411
Cash and cash equivalents, beginning of period	943,936	467,902	539,974	124,150

Cash and cash equivalents, end of period	$855,466	$618,561	$855,466	$618,561

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$6,771	$6,628	$45,071	$40,048

Income and mining taxes paid	$27,438	$17,738	$96,593	$84,503

See accompanying notes

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2017

1.     CORPORATE INFORMATION

  Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") is principally engaged in the production and sale of gold, as well as related activities such as exploration and mine development. The Company's mining operations are located in Canada, Mexico and Finland and the Company has exploration activities in Canada, Europe, Latin America and the United States. Agnico Eagle is a public company incorporated under the laws of the Province of Ontario, Canada with its head and registered office located at 145 King Street East, Suite 400, Toronto, Ontario, M5C 2Y7. The Company is listed on the Toronto Stock Exchange and the New York Stock Exchange. Agnico Eagle sells its gold production into the world market.

  These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company (the "Board") on October 26, 2017.

2.     BASIS OF PRESENTATION

  A.
  Statement of Compliance

    The accompanying condensed interim consolidated financial statements of Agnico Eagle have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB") in United States ("US") dollars. These condensed interim consolidated financial statements do not include all of the disclosures required by International Financial Reporting Standards ("IFRS") for annual audited consolidated financial statements.

    These condensed interim consolidated financial statements were prepared on a going concern basis under the historical cost method except for certain financial assets and liabilities which are measured at fair value.

    These condensed interim consolidated financial statements should be read in conjunction with the Company's 2016 annual audited consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Annual Information Form/Form 40-F for the year ended December 31, 2016, which were prepared in accordance with IFRS.

    In the opinion of management, these condensed interim consolidated financial statements reflect all adjustments, which consist of normal and recurring adjustments necessary to present fairly the financial position as at September 30, 2017 and December 31, 2016 and the results of operations and cash flows for the three and nine months ended September 30, 2017 and September 30, 2016.

    Operating results for the three and nine months ended September 30, 2017 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2017.

  B.
  Basis of Presentation

    Subsidiaries

    These condensed interim consolidated financial statements include the accounts of Agnico Eagle and its consolidated subsidiaries. All intercompany balances, transactions, income and expenses and gains or losses have been eliminated on consolidation. Subsidiaries are consolidated where Agnico Eagle has the ability to exercise control. Control of an investee exists when Agnico Eagle is exposed to variable returns from the Company's involvement with the investee and has the ability to affect those returns through its power over the investee. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the elements of control.

    Joint Arrangements

    A joint arrangement is defined as an arrangement in which two or more parties have joint control. Joint control is the contractually agreed sharing of control over an arrangement between two or more parties. This exists only when the decisions about the relevant activities that significantly affect the returns of the arrangement require the unanimous consent of the parties sharing control.

    A joint operation is a joint arrangement whereby the parties have joint control of the arrangement and have rights to the assets and obligations for the liabilities relating to the arrangement. These condensed interim consolidated financial statements include the Company's interests in the assets, liabilities, revenues and expenses of the joint operations, from the date that joint control commenced. Agnico Eagle's 50% interest in Canadian Malartic Corporation and Canadian Malartic GP, the general partnership that holds the Canadian Malartic mine located in Quebec, has been accounted for as a joint operation.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2017

3.     ACCOUNTING POLICIES

  These condensed interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2016 annual audited consolidated financial statements except for note 3(I), "Mining Properties, Plant and Equipment and Mine Development Costs", which as a result of a voluntary change in accounting policy adopted during the first quarter of 2017, has been amended below.

  The Company's previous accounting policy was to use proven and probable reserves as the denominator for calculating depreciation when using the units-of-production method. As a result of the planned development of the Amaruq satellite deposit, the Company has updated its policy to also include the mineral resources included in the current life of mine plan as the denominator for calculating depreciation when using the units-of-production method as the Company believes it is probable that those resources included in a current life of mine plan will be economically extracted. The Company believes this information is more useful to financial statement users by better representing management's best estimate of the remaining useful life of the corresponding assets and, consequently, the revised treatment results in more reliable and relevant information. The change in accounting policy has been adopted retrospectively in accordance with IAS 8 and there was no impact on previously disclosed financial information.

  Mining Properties, Plant and Equipment and Mine Development Costs

  Mining properties, plant and equipment and mine development costs are recorded at cost, less accumulated amortization and accumulated impairment losses.

  Mining Properties

  The cost of mining properties includes the fair value attributable to proven and probable mineral reserves and mineral resources acquired in a business combination or asset acquisition, underground mine development costs, deferred stripping, capitalized exploration and evaluation costs and capitalized borrowing costs.

  Significant payments related to the acquisition of land and mineral rights are capitalized as mining properties at cost. If a mineable ore body is discovered, such costs are amortized to income when commercial production commences, using the units-of-production method, based on estimated proven and probable mineral reserves and the mineral resources included in a current life-of-mine plan. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined that the property has no future economic value. Cost components of a specific project that are included in the capital cost of the asset include salaries and wages directly attributable to the project, supplies and materials used in the project, and incremental overhead costs that can be directly attributable to the project.

  Assets under construction are not amortized until the end of the construction period or once commercial production is achieved. Upon achieving the production stage, the capitalized construction costs are transferred to the appropriate category of plant and equipment.

  Plant and Equipment

  Expenditures for new facilities and improvements that can extend the useful lives of existing facilities are capitalized as plant and equipment at cost. The cost of an item of plant and equipment includes: its purchase price, including import duties and non-refundable purchase taxes, after deducting trade discounts and rebates; any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management; and the estimate of the costs of dismantling and removing the item and restoring the site on which it is located other than costs that arise as a consequence of having used the item to produce inventories during the period.

  An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of income and comprehensive income when the asset is derecognized.

  Amortization of an asset begins when the asset is in the location and condition necessary for it to operate in the manner intended by management. Amortization ceases at the earlier of the date the asset is classified as held for sale or the date the asset is derecognized. Assets under construction are not amortized until the end of the construction period. Amortization is charged according to either the units-of-production method or on a straight-line basis, according to the pattern in which the asset's future economic benefits are expected to be consumed. The amortization method applied to an asset is reviewed at least annually.

  Useful lives of property, plant and equipment are based on estimated mine lives as determined by proven and probable mineral reserves and the mineral resources included in a current life of mine plan. Remaining mine lives at September 30, 2017 range from 1 to 18 years.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2017

3.     ACCOUNTING POLICIES (Continued)

  Mine Development Costs

  Mine development costs incurred after the commencement of commercial production are capitalized when they are expected to have a future economic benefit. Activities that are typically capitalized include costs incurred to build shafts, drifts, ramps and access corridors which enables the Company to extract ore underground.

  The Company records amortization on underground mine development costs on a units-of-production basis based on the estimated tonnage of proven and probable mineral reserves and the mineral resources included in the current life of mine plan of the identified component of the ore body. The units-of-production method defines the denominator as the total tonnage of proven and probable mineral reserves and the mineral resources included in a current life of mine plan.

  Recently Adopted Accounting Pronouncements

  In January 2016, the IASB amended IAS 7 Statement of Cash Flows. The amendments require entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities. The amendments are effective for annual periods beginning on or after January 1, 2017. The Company has adopted the amendments effective January 1, 2017. There was no impact to the Company's September 30, 2017 condensed interim consolidated financial statements. The Company will be including the additional disclosures in its December 31, 2017 annual consolidated financial statements.

  Recently Issued Accounting Pronouncements

  IFRS 15 — Revenue from Contracts with Customers

  In May 2014, IFRS 15 — Revenue from Contracts with Customers ("IFRS 15") was issued and it establishes a five-step model to account for revenue arising from contracts with customers. The standard sets out the principles required to report useful information to financial statement users about the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

  The new revenue standard will supersede all current revenue recognition requirements under IFRS. Either a modified retrospective application or a full retrospective application is required for annual periods beginning on or after January 1, 2018. Early adoption is permitted.

  The Company has conducted a review of sales contracts and applied the five-step model established in IFRS 15 to assess the implications of adopting the new standard on existing contracts. Based on the work completed to date, the Company has not identified any material changes in either the timing or measurement of revenue recognition under IFRS 15. This assessment is based on the Company's current interpretation of IFRS 15 and is subject to change as interpretations evolve more generally in the industry.

  Provisionally priced sales

  For sales of metal in concentrate, control of the concentrate generally passes to the customer at the time of delivery. Certain concentrate sales contracts contain provisional pricing. Under IFRS 15, the Company expects that revenue from provisionally priced sales will be measured on the date that control transfers based on a forward price for a specified future date. Subsequent changes in the measurement of receivables relating to provisionally priced concentrate sales will continue to be recorded as revenue and these amounts will be separately disclosed in the Company's revenue note disclosure. During the nine months ended September 30, 2017, revenue from provisional price adjustments was $3.0 million.

  Other presentation and disclosure requirements

  IFRS 15 contains presentation and disclosure requirements that are more detailed than the current standards. The presentation requirements represent a significant change from current practice and will increase the volume of disclosures required in the financial statements. Many of the disclosure requirements in IFRS 15 are completely new. During 2017, the Company has continued to consider the systems, internal controls, policies and procedures necessary to collect and disclose the required information.

  The Company plans to adopt the new standard on the required effective date by applying the modified retrospective approach. The Company will finalize its assessment and implementation of the new revenue recognition policy and any related impact on internal controls in the remainder of 2017 and will provide further updates in its year-end financial statements.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2017

3.     ACCOUNTING POLICIES (Continued)

  IFRS 9 — Financial Instruments

  In July 2014, the IASB issued the final version of IFRS 9 — Financial Instruments ("IFRS 9") that replaces IAS 39 — Financial instruments: recognition and measurement ("IAS 39") and all previous versions of IFRS 9. IFRS 9 brings together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Except for hedge accounting, retrospective application is required, but the provision of comparative information is not compulsory. For hedge accounting, the requirements are generally applied prospectively, with some limited exceptions. The Company plans to adopt the new standard on the required effective date.

  The Company is in the process of completing its assessment of all three aspects of IFRS 9. This assessment is based on currently available information and may be subject to changes arising from further detailed analysis or additional reasonable and supportable information being made available to the Company in the future.

  Classification and measurement

  The Company is evaluating whether to use the irrevocable election available under IFRS 9 to designate equity investments as financial assets at fair value through other comprehensive income. If this election is used, changes in the fair value of equity investments would be recognized permanently in other comprehensive income with no reclassification to the profit or loss. The Company expects that there will be an adjustment to opening deficit and accumulated other comprehensive income on transition.

  The Company does not expect there to be a significant impact on the classification and measurement of other financial assets or financial liabilities.

  Impairment

  The impairment requirements are based on a forward-looking expected credit loss model. The Company does not expect to recognize a significant loss allowance on its financial assets by applying this model because the Company sells its products to large financial institutions and other organizations with strong credit ratings and there is no recent history of significant credit losses on the Company's financial assets.

  Hedge accounting

  The Company has reassessed all of its existing hedging relationships that qualify for hedge accounting under IAS 39 and concluded that these will continue to qualify for hedge accounting under IFRS 9. For economic hedges that did not qualify for hedge accounting under IAS 39, the Company is currently assessing the potential for applying hedge accounting under IFRS 9 to these hedges prospectively from January 1, 2018.

  Upon adoption of IFRS 9, there will be a change in the presentation of the time value portion of changes in the value of an option that is a hedging item. Under IFRS 9, the time value component of options in designated hedging relationships will be recorded in other comprehensive income, rather than in the gain on derivative financial instruments line item of the consolidated statements of income and comprehensive income. The Company will reflect the retrospective impact of the adoption of IFRS 9 due to a change in accounting policy for the time value of options as an adjustment to opening deficit on January 1, 2018. There will be a corresponding adjustment to accumulated other comprehensive income. During the nine months ended September 30, 2017, the time value portion of the mark-to-market adjustment on foreign exchange zero cost collars that qualified for hedge accounting that was recorded in the (gain) loss on derivative financial instruments line item was $3.0 million.

  IFRS 16 — Leases

  In January 2016, the IASB issued IFRS 16 — Leases which brings most leases on-balance sheet for lessees by eliminating the distinction between operating and finance leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. Under IFRS 16, a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly, and the liability accrues interest. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease. Lessees are permitted to make an accounting policy election, by class of underlying asset, to apply a method like IAS 17's operating lease accounting and not recognize lease assets and lease liabilities for leases with a lease term of 12 months or less and on a lease-by-lease basis, to apply a method similar to current operating lease accounting to leases for which the underlying asset is of low value. IFRS 16 supersedes IAS 17 — Leases and related interpretations and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 has also been applied. A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach. The standard's transition provisions permit certain practical expedients. The Company is currently assessing the

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2017

3.     ACCOUNTING POLICIES (Continued)

  potential effect of IFRS 16 on its consolidated financial statements. The Company expects to report more detailed information, including the quantitative impact, if material, in its consolidated financial statements as the effective date approaches.

  IFRIC 23 — Uncertainty over Income Tax Treatments

  In June 2017, the IASB issued IFRIC Interpretation 23 — Uncertainty over Income Tax Treatments ("IFRIC 23"). IFRIC 23 clarifies the application of recognition and measurement requirements in IAS 12 — Income Taxes when there is uncertainty over income tax treatments. More specifically, it will provide guidance in the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, when uncertainty exists. IFRIC 23 is applicable for annual reporting periods beginning on or after January 1, 2019, but earlier application is permitted. The Company will determine the extent of the impact on the Company's current and deferred income tax balances as a result of the adoption of IFRIC 23 in the future.

4.     SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

  The preparation of these condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the amounts reported in the condensed interim consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the condensed interim consolidated financial statements are reasonable; however, actual results may differ materially from these estimates. The areas involving significant judgments, estimates and assumptions have been detailed in note 4 to the Company's annual audited consolidated financial statements for the year ended December 31, 2016.

5.     FAIR VALUE MEASUREMENT

  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All assets and liabilities for which fair value is measured or disclosed in the condensed interim consolidated financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest-level input that is significant to the fair value measurement as a whole:

    Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

    Level 2 — Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

    Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

  For items that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing their classification at the end of each reporting period.

  During the nine months ended September 30, 2017, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

  The Company's financial assets and liabilities include cash and cash equivalents, short-term investments, restricted cash, trade receivables, available-for-sale securities, accounts payable and accrued liabilities, long-term debt and derivative financial instruments.

  The fair values of cash and cash equivalents, short-term investments, restricted cash and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature.

  Long-term debt is recorded on the condensed interim consolidated balance sheets at September 30, 2017 at amortized cost. The fair value of long-term debt is determined by applying a discount rate, reflecting the credit spread based on the Company's credit rating, to future related cash flows which is categorized within Level 2 of the fair value hierarchy. As at September 30, 2017, the Company's long-term debt had a fair value of $1,510.6 million (December 31, 2016 — $1,319.7 million).

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2017

5.     FAIR VALUE MEASUREMENT (Continued)

  The following table sets out the Company's financial assets and liabilities measured at fair value on a recurring basis as at September 30, 2017 using the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Financial assets:
Trade receivables	$—	$7,744	$—	$7,744
Available-for-sale securities	111,133	12,048	—	123,181
Fair value of derivative financial instruments	—	24,733	—	24,733

Total financial assets	$111,133	$44,525	$—	$155,658

Financial liabilities:
Fair value of derivative financial instruments	—	—	—	—

Total financial liabilities	$—	$—	$—	$—

  Valuation Techniques

  Trade Receivables

  Trade receivables from provisional invoices for concentrate sales are valued using quoted forward rates derived from observable market data based on the month of expected settlement (classified within Level 2 of the fair value hierarchy).

  Available-for-sale Securities

  Available-for-sale securities representing shares of publicly traded entities are recorded at fair value using quoted market prices (classified within Level 1 of the fair value hierarchy). Available-for-sale securities representing shares of non-publicly traded entities or non-transferable shares of publicly traded entities are recorded at fair value using external broker-dealer quotations corroborated by option pricing models (classified within Level 2 of the fair value hierarchy).

  Derivative Financial Instruments

  Derivative financial instruments classified within Level 2 of the fair value hierarchy are recorded at fair value using external broker-dealer quotations corroborated by option pricing models or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs.

6.     INVENTORIES

  During the three and nine months ended September 30, 2017, impairment losses of nil (three months ended September 30, 2016 — nil; nine months ended September 30, 2016 — $3.1 million) were recorded within production costs to reduce the carrying value of inventories to their net realizable value.

7.     AVAILABLE-FOR-SALE SECURITIES

  During the three months ended September 30, 2017, the Company purchased certain available-for-sale securities totaling $7.0 million (three months ended September 30, 2016 — $9.6 million). During the nine months ended September 30, 2017, the Company purchased certain available-for-sale securities totaling $43.4 million (nine months ended September 30, 2016 — $15.2 million).

  During the three months ended September 30, 2017, the Company received net proceeds of $0.1 million (three months ended September 30, 2016 — $2.2 million) and recognized a gain before income taxes of $0.1 million (three months ended September 30, 2016 — $1.6 million) on the sale of certain available-for-sale securities. During the nine months ended September 30, 2017, the Company received net proceeds of $0.3 million (nine months ended September 30, 2016 — $6.1 million) and recognized a gain before income taxes of $0.2 million (nine months ended September 30, 2016 — $3.5 million) on the sale of certain available-for-sale securities.

  During the three months ended September 30, 2017, the Company recorded an impairment loss of $1.4 million (three months ended September 30, 2016 — nil) on certain available-for-sale securities that were determined to have an impairment that was significant or prolonged. During the nine months ended September 30, 2017, the Company recorded an impairment loss of $7.2 million (nine months ended September 30, 2016 — nil) on certain available-for-sale securities that were determined to have an impairment that was significant or prolonged.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2017

8.     PROPERTY, PLANT AND MINE DEVELOPMENT

  During the nine months ended September 30, 2017, $677.7 million of additions (year ended December 31, 2016 — $576.2 million) were capitalized to property, plant and mine development.

  Total borrowing costs capitalized to property, plant and mine development during the nine months ended September 30, 2017 were approximately $5.0 million (year ended December 31, 2016 — $3.1 million) at a capitalization rate of 1.37% (year ended December 31, 2016 — 1.70%).

  Assets with a net book value of $14.2 million were disposed of by the Company during the nine months ended September 30, 2017 (year ended December 31, 2016 — $19.5 million), resulting in a net loss on disposal of $11.6 million (year ended December 31, 2016 — $18.4 million).

  See note 14 to these condensed interim consolidated financial statements for capital commitments.

9.     LONG-TERM DEBT

  2017 Notes

  On May 5, 2017, the Company closed a $300.0 million private placement of guaranteed senior unsecured notes (the "2017 Notes") which were funded on June 29, 2017. Upon issuance, the 2017 Notes had a weighted average maturity of 10.9 years and weighted average yield of 4.67%. Proceeds from the 2017 Notes were allocated towards working capital and general corporate purposes.

  The following table sets out details of the individual series of the 2017 Notes:

	Principal	Interest Rate	Maturity Date
Series A	$40,000	4.42%	6/29/2025
Series B	100,000	4.64%	6/29/2027
Series C	150,000	4.74%	6/29/2029
Series D	10,000	4.89%	6/29/2032

Total	$300,000

  Payment and performance of Agnico Eagle's obligations under the 2017 Notes is guaranteed by each of its material subsidiaries and certain of its other subsidiaries (the "Guarantors").

  The 2017 Notes contain covenants that restrict, among other things, the ability of the Company to amalgamate or otherwise transfer its assets, sell material assets, carry on a business other than one related to mining and the ability of the Guarantors to incur indebtedness.

  The 2017 Notes also require the Company to maintain a total net debt to earnings before interest, taxes, depreciation and amortization ("EBITDA") ratio below a specified maximum value along with a minimum tangible net worth.

  2010 Notes

  On April 7, 2017, the Company repaid $115.0 million of the guaranteed senior unsecured notes that were issued on April 7, 2010 (the "2010 Notes") with an annual interest rate of 6.13%. As at September 30, 2017, the principal amount of the 2010 Notes that remains outstanding is $485.0 million.

  Credit Facility and Loan Repayments

  At September 30, 2017 and December 31, 2016, the Company's $1.2 billion Credit Facility was undrawn. Outstanding letters of credit under the Credit Facility resulted in Credit Facility availability of $1,199.2 million at September 30, 2017. During the nine months ended September 30, 2017, Credit Facility drawdowns totaled $280.0 million and repayments totaled $280.0 million. During the nine months ended September 30, 2016, Credit Facility drawdowns totaled $125.0 million and repayments totaled $390.0 million.

  Agnico Eagle's indirect attributable interest in the debt obligations of Canadian Malartic GP included a secured loan facility (the "CMGP Loan"). The final scheduled repayment of C$20.0 million was made on June 30, 2017, resulting in attributable outstanding principal of nil.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2017

10.   EQUITY

  Net Income Per Share

  The following table sets out the weighted average number of common shares used in the calculation of basic and diluted net income per share:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Net income for the period	$70,955	$49,392	$208,789	$96,170

Weighted average number of common shares outstanding — basic (in thousands)	231,404	224,306	229,696	222,053
Add: Dilutive impact of common shares related to the RSU plan, PSU plan and LTIP	697	662	730	668
Add: Dilutive impact of employee stock options	1,691	2,686	1,590	2,352

Weighted average number of common shares outstanding — diluted (in thousands)	233,792	227,654	232,016	225,073

Net income per share — basic	$0.31	$0.22	$0.91	$0.43

Net income per share — diluted	$0.30	$0.22	$0.90	$0.43

  Diluted net income per share has been calculated using the treasury stock method. In applying the treasury stock method, outstanding employee stock options with an exercise price greater than the average quoted market price of the common shares for the period outstanding are not included in the calculation of diluted net income per share as the impact would be anti-dilutive.

  For the three months ended September 30, 2017, 52,000 (three months ended September 30, 2016 — nil) employee stock options were excluded from the calculation of diluted net income per share as their impact would have been anti-dilutive. For the nine months ended September 30, 2017, 52,000 (nine months ended September 30, 2016 — nil) employee stock options were excluded from the calculation of diluted net income as their impact would have been anti-dilutive.

  Equity Issuance

  On March 31, 2017, the Company issued 5,003,412 common shares to an institutional investor in the United States at a price of $43.97 per common share, for gross proceeds of approximately $220.0 million. Transaction costs of approximately $5.0 million (net of tax of $1.7 million) were incurred, resulting in a net increase to share capital of $215.0 million.

11.   STOCK-BASED COMPENSATION

  (a)
  Employee Stock Option Plan ("ESOP")

  The following table sets out activity with respect to Agnico Eagle's outstanding stock options:

	Nine Months Ended September 30, 2017			Nine Months Ended September 30, 2016
	Number of Stock Options	Weighted Average Exercise Price		Number of Stock Options	Weighted Average Exercise Price
Outstanding, beginning of period	5,478,837	C$	34.40	12,082,212	C$	43.65
Granted	2,018,140		56.57	2,140,075		36.37
Exercised	(1,277,462)		35.66	(6,436,807)		38.51
Forfeited	(66,144)		41.88	(129,788)		38.60
Expired	(1,100)		37.05	(2,129,505)		76.46

Outstanding, end of period	6,152,271	C$	41.33	5,526,187	C$	34.30

Options exercisable, end of period	2,885,265	C$	38.25	1,657,658	C$	40.04

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2017

11.   STOCK-BASED COMPENSATION (Continued)

  The average share price of Agnico Eagle's common shares during the nine months ended September 30, 2017 was C$60.41 (nine months ended September 30, 2016 — C$58.38).

  Agnico Eagle estimated the fair value of stock options under the Black-Scholes option pricing model using the following weighted average assumptions:

	Nine Months Ended September 30,
	2017	2016
Risk-free interest rate	1.15%	0.89%
Expected life of stock options (in years)	2.3	2.5
Expected volatility of Agnico Eagle's share price	45.0%	45.0%
Expected dividend yield	1.09%	1.33%

  The Company uses historical volatility to estimate the expected volatility of Agnico Eagle's share price. The expected term of stock options granted is derived from historical data on employee exercise and post-vesting employment termination experience.

  The total compensation expense for the ESOP recorded in the general and administrative line item of the condensed interim consolidated statements of income and comprehensive income during the three months ended September 30, 2017 was $3.8 million (three months ended September 30, 2016 — $3.2 million) and $15.3 million for the nine months ended September 30, 2017 (nine months ended September 30, 2016 — $12.4 million). Of the total compensation cost for the ESOP, $0.1 million was capitalized as part of the property, plant and mine development line item of the condensed interim consolidated balance sheets for the three months ended September 30, 2017 (three months ended September 30, 2016 — nil) and $0.3 million for the nine months ended September 30, 2017 (nine months ended September 30, 2016 — $0.2 million).

  (b)
  Incentive Share Purchase Plan ("ISPP")

  During the nine months ended September 30, 2017, 288,565 common shares were subscribed for under the ISPP (nine months ended September 30, 2016 — 245,683) for a value of $13.1 million (nine months ended September 30, 2016 — $11.4 million).

  The total compensation cost recognized during the three months ended September 30, 2017 related to the ISPP was $1.5 million (three months ended September 30, 2016 — $1.2 million) and $4.4 million for the nine months ended September 30, 2017 (nine months ended September 30, 2016 — $3.8 million).

  (c)
  Restricted Share Unit ("RSU") Plan

  During the nine months ended September 30, 2017, 369,072 (nine months ended September 30, 2016 — 353,783) RSUs were granted with a grant date fair value of $16.4 million (nine months ended September 30, 2016 — $10.1 million). In the first nine months of 2017, the Company funded the RSU plan by transferring $16.4 million (first nine months of 2016 — $10.1 million) to an employee benefit trust that then purchased common shares of the Company in the open market.

  Compensation expense related to the RSU plan was $3.1 million for the three months ended September 30, 2017 (three months ended September 30, 2016 — $2.6 million) and $10.4 million for the nine months ended September 30, 2017 (nine months ended September 30, 2016 — $7.5 million). Compensation expense related to the RSU plan is included as part of the general and administrative line item of the condensed interim consolidated statements of income and comprehensive income.

  (d)
  Performance Share Unit ("PSU") Plan

  During the nine months ended September 30, 2017, 182,000 (nine months ended September 30, 2016 — 183,000) PSUs were granted. In the first nine months of 2017, the Company funded the PSU plan by transferring $8.1 million (first nine months of 2016 — $5.3 million) to an employee benefit trust that then purchased common shares of the Company in the open market.

  Compensation expense related to the PSU plan was $1.2 million for the three months ended September 30, 2017 (three months ended September 30, 2016 — $0.6 million) and $4.4 million for the nine months ended September 30, 2017 (nine months ended September 30, 2016 — $1.7 million). Compensation expense related to the PSU plan is included as part of the general and administrative line item of the condensed interim consolidated statements of income and comprehensive income.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2017

12.   DERIVATIVE FINANCIAL INSTRUMENTS

  Currency Risk Management

  The Company utilizes foreign exchange economic hedges to reduce the variability in expected future cash flows arising from changes in foreign currency exchange rates. The Company is primarily exposed to currency fluctuations relative to the US dollar as a portion of the Company's operating costs and capital expenditures are denominated in foreign currencies; primarily the Canadian dollar, the Euro and the Mexican peso. These potential currency fluctuations increase the volatility of, and could have a significant impact on, the Company's production costs. The economic hedges relate to a portion of the foreign currency denominated cash outflows arising from foreign currency denominated expenditures.

  As at September 30, 2017, the Company had outstanding foreign exchange zero cost collars with a cash flow hedging relationship that did qualify for hedge accounting under IAS 39 — Financial Instruments: Recognition and Measurement. The purchase of US dollar put options was financed through selling US dollar call options at a higher level such that the net premium payable to the different counterparties by the Company was nil. At September 30, 2017, the zero cost collars hedged $276.0 million of 2018 expenditures. The Company recognized the effective intrinsic value component of the mark-to-market adjustment in other comprehensive income. The time value portion of the mark-to-market adjustment is recognized in the (gain) loss on derivative financial instruments line item of the condensed interim consolidated statements of income and comprehensive income. Amounts deferred in other comprehensive income are reclassified when the hedged transaction has occurred.

  As at September 30, 2017, the Company also had outstanding foreign exchange zero cost collars where hedge accounting was not applied. The purchase of US dollar put options was financed through selling US dollar call options at a higher level such that the net premium payable to the different counterparties by the Company was nil. At September 30, 2017, the zero cost collars related to $177.6 million of 2017 and 2018 expenditures and the Company recognized mark-to-market adjustments in the (gain) loss on derivative financial instruments line item of the condensed interim consolidated statements of income and comprehensive income.

  Mark-to-market gains and losses related to foreign exchange derivative financial instruments are recorded at fair value based on broker-dealer quotations corroborated by option pricing models that utilize period end forward pricing of the applicable foreign currency to calculate fair value.

  The Company's other foreign currency derivative strategies in 2017 and 2016 consisted mainly of writing US dollar call options with short maturities to generate premiums that would, in essence, enhance the spot transaction rate received when exchanging US dollars for Canadian dollars and Mexican pesos. All of these derivative transactions expired prior to period end such that no derivatives were outstanding as at September 30, 2017 or December 31, 2016. The call option premiums were recognized in the (gain) loss on derivative financial instruments line item of the condensed interim consolidated statements of income and comprehensive income.

  Commodity Price Risk Management

  To mitigate the risks associated with fluctuating diesel fuel prices, the Company uses derivative financial instruments as economic hedges of the price risk on a portion of diesel fuel costs associated with the Meadowbank mine's diesel fuel exposure as it relates to operating costs. There were derivative financial instruments outstanding as at September 30, 2017 relating to 5.0 million gallons of heating oil (December 31, 2016 — 1.0 million gallons of heating oil). The related mark-to-market adjustments prior to settlement were recognized in the (gain) loss on derivative financial instruments line item of the condensed interim consolidated statements of income and comprehensive income. The Company does not apply hedge accounting to these arrangements.

  Mark-to-market gains and losses related to heating oil derivative financial instruments are based on broker-dealer quotations that utilize period end forward pricing to calculate fair value.

  As at September 30, 2017 and December 31, 2016, there were no metal derivative positions. The Company may from time to time utilize short-term financial instruments as part of its strategy to minimize risks and optimize returns on its by-product metal sales.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2017

12.   DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

  The following table sets out a summary of the amounts recognized in the (gain) loss on derivative financial instruments line item of the condensed interim consolidated statements of income and comprehensive income:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Premiums realized on written foreign exchange call options	$(737)	$(535)	$(2,101)	$(1,779)
Realized loss on warrants	—	287	—	543
Unrealized loss (gain) on warrants(i)	61	(213)	49	(622)
Realized (gain) loss on currency and commodity derivatives	(6,188)	(594)	(6,294)	86
Unrealized (gain) loss on currency and commodity derivatives(i)	(221)	1,887	(13,194)	(7,687)

(Gain) loss on derivative financial instruments	$(7,085)	$832	$(21,540)	$(9,459)

  Note:

  (i)
  Unrealized gains and losses on financial instruments that did not qualify for hedge accounting are recognized through the (gain) loss on derivative financial instruments line item of the condensed interim consolidated statements of income and comprehensive income and through the other line item of the condensed interim consolidated statements of cash flows.

13.   SEGMENTED INFORMATION

Nine Months Ended September 30, 2017	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
Northern Business:
LaRonde mine	$356,046	$(130,732)	$—	$225,314
Lapa mine	60,932	(36,713)	—	24,219
Goldex mine	104,348	(49,230)	—	55,118
Meadowbank mine	344,324	(168,859)	(25,977)	149,488
Canadian Malartic joint operation	289,798	(130,273)	(3,170)	156,355
Kittila mine	187,370	(110,126)	—	77,244

Total Northern Business	1,342,818	(625,933)	(29,147)	687,738

Southern Business:
Pinos Altos mine	190,590	(77,974)	—	112,616
Creston Mascota deposit at Pinos Altos	45,339	(22,175)	—	23,164
La India mine	98,603	(44,071)	—	54,532

Total Southern Business	334,532	(144,220)	—	190,312

Exploration	—	—	(80,595)	(80,595)

Segments totals	$1,677,350	$(770,153)	$(109,742)	$797,455

Total segments income				$797,455
Corporate and other:
Amortization of property, plant and mine development				(379,261)
General and administrative				(86,494)
Impairment loss on available for sale securities				(7,246)
Finance costs				(57,839)
Gain on derivative financial instruments				21,540
Gain on sale of available-for-sale securities				168
Environmental remediation				(326)
Foreign currency translation loss				(7,821)
Other expenses				(769)

Income before income and mining taxes				$279,407

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2017

13.   SEGMENTED INFORMATION (Continued)

Nine Months Ended September 30, 2016	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
Northern Business:
LaRonde mine	$300,066	$(135,440)	$—	$164,626
Lapa mine	75,165	(39,741)	—	35,424
Goldex mine	120,940	(48,026)	—	72,914
Meadowbank mine	280,970	(166,717)	(49,988)	64,265
Canadian Malartic joint operation	284,560	(136,705)	(3,056)	144,799
Kittila mine	190,398	(107,519)	—	82,879

Total Northern Business	1,252,099	(634,148)	(53,044)	564,907

Southern Business:
Pinos Altos mine	233,018	(88,107)	—	144,911
Creston Mascota deposit at Pinos Altos	48,574	(19,418)	—	29,156
La India mine	105,331	(35,107)	—	70,224

Total Southern Business	386,923	(142,632)	—	244,291

Exploration	—	—	(58,088)	(58,088)

Segments totals	$1,639,022	$(776,780)	$(111,132)	$751,110

Total segments income				$751,110
Corporate and other:
Amortization of property, plant and mine development				(461,761)
General and administrative				(70,634)
Finance costs				(54,846)
Gain on derivative financial instruments				9,459
Gain on sale of available-for-sale securities				3,500
Environmental remediation				(5,655)
Foreign currency translation loss				(14,818)
Other expenses				(3,307)

Income before income and mining taxes				$153,048

	Total Assets as at
	September 30, 2017	December 31, 2016
Northern Business:
LaRonde mine	$823,948	$808,981
Lapa mine	13,860	16,473
Goldex mine	264,277	248,766
Meadowbank mine	588,134	500,207
Canadian Malartic joint operation	1,925,993	1,956,285
Meliadine project	1,101,214	781,999
Kittila mine	964,473	961,392

Total Northern Business	5,681,899	5,274,103

Southern Business:
Pinos Altos mine	688,675	667,123
Creston Mascota deposit at Pinos Altos	53,426	60,308
La India mine	440,217	428,005

Total Southern Business	1,182,318	1,155,436

Exploration	200,139	198,738

Corporate and other	810,844	479,674

Total assets	$7,875,200	$7,107,951

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2017

14.   COMMITMENTS AND CONTINGENCIES

  As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at September 30, 2017, the total amount of these guarantees was $351.4 million.

  As at September 30, 2017 the Company had $69.0 million of commitments related to capital expenditures.

15.   ONGOING LITIGATION

  On August 2, 2016, the Partnership was served with a class action lawsuit with respect to allegations involving the Canadian Malartic mine. The complaint is in respect of "neighbourhood annoyances" arising from dust, noise, vibrations and blasts at the mine. The plaintiffs are seeking damages in an unspecified amount as well as punitive damages in the amount of $20.0 million. Proceedings for the certification of the class took place on April 11 and 12, 2017 and a judgment is expected sometime in 2017. The Company and the Partnership will take all necessary steps to defend themselves from this lawsuit. At this time the outcome cannot be definitively determined and no provisions have been recorded.

  On August 15, 2016, the Partnership received notice of an application for injunction relating to the Canadian Malartic mine, which has been filed under the Environment Quality Act (Quebec). On April 18, 2017, Canadian Malartic GP received notice that the application for the interlocutory injunction was dismissed. No dates have been set for the hearing of the application for a permanent injunction. The request for injunction aims to restrict the Canadian Malartic mine's mining operations to sound levels and mining volumes below the limits to which it is subject. Agnico Eagle and the Partnership have reviewed the injunction request, consider the request without merit and will take all reasonable steps to defend against this injunction. While at this time the potential impacts cannot be definitively determined, the Company expects that if the injunction were to be granted there would be a negative impact on the operations of the Canadian Malartic mine, which could include a reduction in production. At this time the outcome cannot be definitively determined and no provisions have been recorded.

16.   SUBSEQUENT EVENTS

  Dividends Declared

  On October 25, 2017, Agnico Eagle announced that the Board approved the payment of a quarterly cash dividend of $0.11 per common share (a total value of approximately $25.4 million), payable on December 15, 2017 to holders of record of the common shares of the Company on December 1, 2017.

QuickLinks

  Exhibit 99.1
Third Quarter Report 2017
AGNICO EAGLE MINES LIMITED MANAGEMENT'S DISCUSSION AND ANALYSIS (Prepared in accordance with International Financial Reporting Standards) For the Three and Nine Months Ended September 30, 2017
AGNICO EAGLE MINES LIMITED MANAGEMENT'S DISCUSSION AND ANALYSIS (Prepared in accordance with International Financial Reporting Standards) For the Three and Nine Months Ended September 30, 2017
AGNICO EAGLE MINES LIMITED MANAGEMENT'S DISCUSSION AND ANALYSIS (Prepared in accordance with International Financial Reporting Standards) For the Three and Nine Months Ended September 30, 2017
AGNICO EAGLE MINES LIMITED SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS (thousands of United States dollars, except where noted)
AGNICO EAGLE MINES LIMITED SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS (thousands of United States dollars, except where noted)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (thousands of United States dollars, except share amounts) (Unaudited)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (thousands of United States dollars, except per share amounts) (Unaudited)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EQUITY (thousands of United States dollars, except share and per share amounts) (Unaudited)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (thousands of United States dollars) (Unaudited)
AGNICO EAGLE MINES LIMITED NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (thousands of United States dollars, except share and per share amounts, unless otherwise indicated) (Unaudited) September 30, 2017